




13000681




McCORMICK




Flavored for Global Growth

2012 ANNUAL REPORT











McCORMICK

McCormick Brings Passion to Flavor™

McCormick is a global leader in flavor. Our portfolio of innovative, high quality products meets consumer demand for flavor all around the world. Even in today's challenging economic environment, increased interest in flavor has led to another year of strong growth and record financial results for our shareholders. Underpinning these results is the power of our people...employees all around the world who are fully engaged in the business and dedicated to our success.



Flavor Forecast® Goes Global

In 2012, we published our first global Flavor Forecast, bringing together our flavor experts from around the world to explore, discover and develop exciting taste adventures. Our team brings passion to flavor and is committed to save the world from boring food.

Blackberry Clove is a perfect example from our 2013 Flavor Forecast and is the scent of this year's annual report. The rich fruitiness of the blackberry balances pleasantly with the pungent, sweet aroma of cloves—a delightful pairing of fruit and spice.

Since 2000, McCormick has been at the forefront of identifying emerging culinary trends with a focus on flavor. Exciting flavors and dishes from our Flavor Forecast are featured on the cover of this report, and more can be discovered at www.flavorforecast.com.

CONTENTS:

McCormick is a global leader in flavor

With $4 billion in annual sales, we manufacture, market and distribute spices, seasonings, recipe mixes, condiments and other flavorful products to the entire food industry. Our consumer business serves retail outlets, including modern grocery stores, discount retailers and many of the traditional markets found in emerging markets. Our industrial business supplies the flavor for the iconic brands of many multi-national food manufacturers and foodservice businesses.

Every day, no matter where or what you eat, you can enjoy food flavored by McCormick.

Our Shared Values

The people of McCormick are "key ingredients" in our success.

Ethical behavior
Teamwork
High performance
Innovation
Concern for one another
= Success



24
COUNTRIES
We supply our customers from nearly 50 locations in 24 countries.

Nearly 20%
We have a leading share—nearly 20%—of the estimated $9 billion global market for packaged spices and seasonings.

PASSION POINTS

9,500 Employees
Employees around the world are united by their passion for flavor and our shared values.

10/90%
McCormick products are often just 10% of the cost of a meal, but 90% of the flavor.

27 Years
We have increased our dividend in each of the past 27 years and paid dividends every year since 1925.

2012 *Highlights*

Net sales have doubled in the past decade, reaching $4 Billion in 2012



Net Sales
(Dollars in Billions)
$2.0
2002
2012

We achieved new milestones in 2012, reaching $4 billion in net sales and $400 million of net income.

In more than 110 countries around the world, consumers rely on McCormick's trusted brands to enhance their enjoyment of food. We have leading shares in growing categories, and in our industrial business, supply customized flavor solutions to top food manufacturers and foodservice companies.



Schwartz
Bag 'n Season

Emerging markets reached 14% of our 2012 sales, up from 7% five years ago

While we are achieving solid growth in developed markets, we have an increasing presence in emerging markets. This has been accomplished through internal growth initiatives in markets like China and Mexico, where we have increased sales 91% and 78% respectively in the past five years.

We have accelerated this emerging market growth with acquisitions and joint ventures. Acquisitions completed in 2011 expanded our presence in Eastern Europe, Russia and India, and added significantly to our 2012 sales growth. In 2013, we expect to complete an acquisition in China that will increase our business there by more than 60%.



India on Platter
BUTTERY BLACK LENTIL
Dal Makhani
PAPRYKA



Asia



Silvo



Aeroplane



McCormick



McCORMICK



Kitchen Basics



Schwartz



OLD BAY



THAI

We launched more than 250 new branded products in 2012

As a category leader, our role is to bring innovation to flavor. Our global growth platforms include herbs, spices and seasonings, recipe mixes, and "regional leaders"—brands like Zatarain's in the U.S. and Vahiné in France. The inspiration for our innovation begins with the consumer, leading to new products that feature ethnic flavors, convenience, freshness, organic ingredients and more.

We have 400 research and development professionals around the world and, in 2012, made significant investments in our facilities in the U.S., Mexico, U.K. and China. Across both our consumer and industrial businesses, new products launched in the past three years accounted for 8% of our 2012 sales, and by 2015 we expect to move this to at least 10% annually.


Grill Mates
MEMPHIS PIT BBQ
PAELLA
McCormick GOURMET
LAWRY'S
VAHINé
Kit pour Sablés à la fraise
Marinade in a Bag
piri piri
billy bee
Honey-Miel

Brand marketing approached $200 million in 2012, up from $112 million in 2007

We continue to increase the marketing support behind our brands. Given the difficult global economy, we are emphasizing the value of our brands which are often just pennies per serving.

In addition, consumers are spending more time on the internet. We are connecting with them throughout the "flavor lifecycle," from recipe ideas to sharing success with family and friends. Digital marketing, as a percentage of total brand marketing is up three times from just two years ago.


Retour
Ducros
Papillote de cabillaud, gingembre, agrumes et patate douce
Facile
15 min
15 min
Ingrédients


VAHINé

billy bee

ZATARAIN'S

Ducros

LAWRY'S

EL GUAPO

Kamis

McCormick
味好美

CLUB HOUSE

Margão



#1 Brands

Two-thirds of our consumer business sales are from brands that are #1 in their category.


5% to 7%
Joint ventures have contributed 5% to 7% of annual net income in recent years and provided further access to emerging markets.
9 of Top 10
Our industrial business serves 9 of the top 10 multi-national food manufacturers and 8 of the top 10 global foodservice restaurants.

Level 3

McCormick is among an elite group of companies to achieve a Safe Quality Food Level 3 Certified Supplier rating in a number of U.S. facilities. We achieve similar standards in many international markets.

>30%

Globally, more than 30% of the 2012 development projects for industrial customers had a focus on health and wellness—an area of increased importance for McCormick and its customers.

34%

Since 2009, on a per unit basis, we have reduced solid waste 34%. During this same period, we reduced electricity 8%, water usage 5% and greenhouse gas emissions 3%.


McCormick
World of Flavors
McCormick

Alan D. Wilson,
Chairman, President &
Chief Executive Officer,
visits McCormick's new
World of Flavors retail store.

Fellow Shareholders,

The world grows more connected each year, and at McCormick, we are aligning our organization with these global business opportunities. In 2012, employees throughout the company made great progress with our global growth initiatives and delivered strong financial results for our shareholders.

FLAVORED FOR GLOBAL GROWTH

Consumers worldwide are interested in great tasting food, and as a leader in flavor we are increasingly well-positioned to meet this demand. In 2012, we organized global strategy councils to prioritize and coordinate growth opportunities for both our consumer and industrial businesses. This global view of our business is evident in everything we do: in our growth platforms, our brand initiatives, our innovation efforts, in our flavor forecast, customer relationships, supply chain and quality activities, and shared services. We have strengthened our position in developed markets while expanding our presence in high-growth emerging markets. At 14%, the percentage of sales in emerging markets is double that of five years ago, and we have set a goal to reach 20% in 2015. And while McCormick brings passion to flavor for consumers all around the world, in 2012 we celebrated this passion, by returning to our roots—opening the McCormick World of Flavors retail store in downtown Baltimore.

STRONG 2012 FINANCIAL RESULTS

During 2012, McCormick delivered high performance in an environment of material cost volatility and difficult economic conditions. We met or exceeded our sales and earnings per share objectives for the year.

We grew sales 9%, achieving a revenue milestone of $4 billion. It was just 10 years ago in 2002 when we topped $2 billion in sales. Acquisitions, pricing actions taken in response to higher costs, new products, additional brand marketing support and expanded distribution each contributed to this growth.

We achieved additional 2012 milestones as well. Net income surpassed $400 million and earnings per share exceeded $3.00 to end the year at $3.04. Underpinning this performance was a 7% increase in operating income, driven by higher sales as well as $56 million in cost savings from our Comprehensive Continuous Improvement program—CCI. Both operating income and


13%
9%
6%

Shareholder Return

- McCormick
- S&P food group
- S&P 500

McCormick's 10-year total annual shareholder return has increased at a double-digit rate, outpacing the S&P 500 Stock Index and S&P 500 food group.

We are committed to achieving a superior level of performance in everything we do. This is especially true in the financial realm where we have achieved compound annual growth rates of 9% for earnings per share and 10% for cash flow from operations during the past decade.

earnings per share met our objectives for the year, and our CCI result exceeded our initial goal of at least $40 million in cost savings.

Net cash flow from operating activities was $455 million in 2012, up from $340 million in 2011. This increase reflected higher net income and a lower impact from inventory than in 2011 when inventory rose largely as a result of a steep increase in material costs. In 2012 we returned $297 million to our shareholders in dividends and share repurchases, bringing the cumulative five-year total to nearly $1 billion. The increased dividend along with a higher share price has led to a ten-year total shareholder return of 13%.

In November 2012, your Board approved a 10% increase in the quarterly dividend. This is the 27th consecutive annual increase, and we are proud to be one of approximately 60 companies in the S&P 500 with more than 25 years of uninterrupted dividend increases.

WORLDWIDE PROGRESS WITH GROWTH INITIATIVES

Our strategy for growth has proven effective even during periods of turmoil in the economy, financial markets and material costs. We are driving sales and profit by investing in our business and fueling this investment from CCI savings. On a ten-year compound annual rate, this strategy has enabled us to grow sales 7%, earnings per share 9% and cash from operations 10%.

A strong increase in sales is a key element driving these results, and we are making great progress with our growth initiatives around the world. Today's eating trends favor our business, as consumers discover how to prepare restaurant-style meals at home, explore authentic ethnic cuisines and seek products that offer convenience and promote wellness. Our portfolio of products has broad appeal; we offer a complete range—from value priced items to premium gourmet products.

Dividends Paid Per Share
1986–2012


$1.24
$0.01

We have increased the dividend annually since 1986, reaching $1.24 per share in 2012.

Sales
(dollars in billions)


$3.2
$3.2
$3.3
$3.7
$4.0
2008
2009
2010
2011
2012

We have grown sales at a 6% compound annual growth rate during the past five years and in 2012, reached $4 billion in sales.

2012 Net Sales by Segment and Region


INDUSTRIAL BUSINESS
27.5% Americas
7.5% Europe, Middle East and Africa
4.8% Asia/Pacific
CONSUMER BUSINESS
41.4% Americas
13.9% Europe, Middle East and Africa
4.9% Asia/Pacific


WITHOUT LTA
LAWRY'S

One of our 2012 Comprehensive Continuous Improvement projects was to transfer manufacturing of Lawry's marinades to our plant in South Bend, Indiana from a co-packer.



In 2012 we developed a new Technical Innovation Center in China, launched a new CreateIT® and sensory center in Mexico, and completed significant renovations of our flavor labs in the U.S. and U.K.

Passion for *Flavor*™

We are committed to making food taste great. Around the globe, home cooks and professional chefs alike turn to McCormick for flavor and culinary inspiration. We have substantial and sustained investment in the science and art of flavor.

We are growing our base business through brand marketing support and customer intimacy. In 2012, we defined three global growth platforms for our consumer business: 1) herbs, spices and seasonings; 2) recipe mixes; and 3) regional leaders —brands like Zatarain's in North America, condiments in Latin America, or dessert gelatin in Australia. We are driving awareness, trial and use of our products through brand marketing and have increased this investment in each of the past 10 years. We invested a record $198 million in 2012 brand marketing support.

We are not only increasing our brand marketing, we are increasingly adapting our marketing to today's consumer. Many consumers now spend more time on the internet than watching television. In response, our digital marketing rose to 12% of total brand marketing support in 2012 compared to just 4% in 2010. Initiatives like interactive and digital shopper marketing yield exceptional returns on investment, and our plans call for digital marketing to increase more than 20% in 2013. In Europe, we are further improving the effectiveness of our brand marketing by establishing a masterbrand architecture, redesigning our brand logos for a more uniform look while maintaining the distinct brands that are consumer favorites in the U.K., France and other countries.

We are also getting closer to our customers, many of whom are leaders in their industry, via our drive toward "customer intimacy." In our consumer business, we supply our brands as well as private label products and provide tools to help food retailers optimize the product assortment and merchandising in a very profitable category. These capabilities apply not only to grocery customers, but in alternative channels such as warehouse clubs, drug stores and other retail formats where we have achieved new distribution. In our industrial business, customer intimacy is equally important. We supply eight of the top ten restaurant chains and nine of the top ten food companies, providing flavors for iconic menu items and for a number of leading products throughout the grocery store. As these leading industrial customers expand globally, we are supporting this growth regionally from our facilities around the world.


SCHWARTZ
Schwartz
Ducros
Ducros
KAMIS
Kamis

In Europe, we are leveraging our local strengths in a new pan-European design that improves our impact at retail, while driving economies of scale and speed to market.

Inspiring *Healthy Choices*

Our high quality products not only make food taste better, they often make food better for you. Whether funding research on the potential health benefits of herbs and spices or developing reduced-sodium and gluten-free products, we continue to explore new ways to provide healthy eating choices.

Product innovation is a second avenue of growth. We are accelerating our innovation and have set a goal for new products launched in the past three years to exceed 10% of sales by 2015. This compares to a range of 8% to 10% since 2007.

In our consumer business, this stepped up activity is already underway with the launch of approximately 200 new products in 2011, followed by approximately 250 in 2012. Our global strategy team has identified local product successes that have global appeal such as Recipe Inspirations®, gourmet recipe mixes and grinders, as well as grilling marinades and seasoning blends. We are also innovating to drive sales of our regional leaders. Frozen Zatarain's® items, launched in 2011 and expanded in 2012, now account for nearly 25% of this brand's sales. In France, we expanded our Ducros® brand of spices, herbs and seasonings with 31 new items. Our line of authentic recipe mixes helped grow our 2012 sales of Hispanic products in the U.S. to nearly $110 million.

Our industrial business has achieved new product results in line with our higher goal, and we have a robust pipeline of innovation. Increasingly, industrial customers are turning to McCormick, with our foundation in spices and herbs and proprietary development processes, to improve the health profile of their products by using natural ingredients. As evidence of this, more than 30% of our 2012 new product briefs for industrial customers had some healthy attribute.

Acquisitions are a third initiative driving sales. We are achieving about one third of our sales growth from acquisitions. We have established an enviable track record of acquiring profitable businesses in both developed and emerging markets. This success is based on our diligent assessment process, disciplined financial criteria, thorough integration planning and clear leadership responsibility. During 2012, we effectively integrated three acquisitions completed in 2011.

Also in 2012, we announced an agreement to acquire Wuhan Asia Pacific Condiment, which is a leader of bouillon products in the central region of China. This acquisition is complementary to the products we currently sell in China and our strong presence in the coastal regions of the country. Once


LAWRY'S
CHILI SEASONING MIX

We offer hundreds of salt-free and reduced sodium items. Our great-tasting, lower-sodium versions of Lawry's® seasoning mixes are now part of the U.S. school lunch program, as these products meet the new dietary requirements set by the U.S. Department of Agriculture.


Through our consumer
websites and communications,
employee wellness programs
and public education events,
we are promoting healthy
nutrition and lifestyles.

Our unrivaled focus on quality sets us apart. We are leaders in global sourcing and have years of experience impacting local growing practices to ensure the high quality of spices, herbs and other crops. These world-class standards extend throughout our global supply chain and across all of our internal processes.

completed, we expect this acquisition to increase our sales in China by more than 60%. We have a solid pipeline of other acquisition opportunities, many of which are located in emerging markets that offer strong growth opportunities.

FORWARD THINKING AND AN ENDURING CULTURE

While McCormick has a long history of success, we recognize the need to remain agile and anticipate the needs of our customers and consumers. As described earlier in this letter, we are adapting our products, geographic footprint and organization to address the needs of our leading customers and more globally connected consumers. In the realm of flavor, our thought-leadership is evident in our Flavor Forecast®, which predicts areas of increased consumer interest—the connection of food and health, for example, or the pairing of global ingredients in new ways. Another example of forward thinking is the increased alignment between our sustainability strategy and our business objectives. Our work now centers on four priorities:

- Empowering people and improving communities
- Investing in quality, sustainable production
- Providing healthier flavor solutions
- Improving operational impact and efficiencies

From 2005 to 2009, we reduced water usage, electricity, solid waste and greenhouse gas emissions from 17% to 26% on a per unit basis. By 2015 we expect to achieve further reductions of at least 5%.



McCormick is partnering with the Help MADA organization in a vanilla growing area of Madagascar. The program provides free rice to families with children who attend school. We also funded the construction of a local medical clinic and the replanting of de-forested areas.



Power of *People*™

There is something inspiring about working at McCormick. Employee engagement and a high performance culture are rooted in an environment of respect, recognition, inclusion and collaboration. In addition, since the founding of the company, we have had a commitment to give back to the communities in which we operate.

I want to recognize the efforts of McCormick employees, who are the key ingredient in our success. Employees in locations around the world are united by a passion for flavor and driving our results. We are proud of our Multiple Management philosophy, established in 1932, which is the foundation of our culture. Our 13 local Multiple Management Boards, three regional Boards and global Board are the embodiment of this philosophy and demonstrate our spirit of inclusion. McCormick's global high performance organization further leverages the power of our people by recognizing the importance of teamwork and increased employee engagement and empowerment.

McCormick's Board of Directors and leadership team are directing our strategy and setting our course for growth. Retiring from our Board is Jim Brady, who has served as a director since 1998 and chaired our Audit Committee since 1999. We sincerely appreciate his contributions and service.

In 2012, we were pleased to have Jacques Tapiero, Senior Vice President and President, Emerging Markets for Eli Lilly and Company, join our Board of Directors.

Thanks to each of our shareholders for your support and trust. We appreciate your confidence in our continued ability to grow the value of your investment in McCormick.



Alan D. Wilson
Chairman, President & CEO



C.P. MCCORMICK AWARD WINNERS

A C.P. McCormick award is one way that we recognize the accomplishments of employees throughout the organization.

















Financial Highlights

For the year ended November 30 (millions except per share data)	2012	2011	% Change
Net sales	$4,014.2	$3,697.8	8.6%
Gross profit	1,617.8	1,522.5	6.3%
Gross profit margin	40.3%	41.2%	
Operating income	578.3	540.3	7.0%
Operating income margin	14.4%	14.6%	
Net income	407.8	374.2	9.0%
Earnings per share—diluted	3.04	2.79	9.0%
Dividends paid	164.7	148.5	10.9%
Dividends paid per share	1.24	1.12	10.7%

Management Committee

PICTURED BELOW FROM LEFT TO RIGHT: Mark Timbie, Lawrence Kurzius, Gordon Stetz, Alan Wilson, Cile Perich, Chuck Langmead



Directors

Board of Directors

John P. Bilbrey 56
President and Chief Executive Officer
The Hershey Company
Hershey, Pennsylvania
Director since 2005
Compensation Committee

James T. Brady 72
Managing Director, Mid-Atlantic
Ballantrae International, Ltd.
Ijamsville, Maryland
Director since 1998
Audit Committee*

J. Michael Fitzpatrick 66
Former Chairman and Chief Executive Officer
Citadel Plastics Holdings, Inc.
Radnor, Pennsylvania
Director since 2001
Audit Committee

Freeman A. Hrabowski, III 62
President
University of Maryland
Baltimore County
Baltimore, Maryland
Director since 1997
Nominating/Corporate Governance Committee*

Patricia Little 52
Executive Vice President and
Chief Financial Officer
Kelly Services, Inc.
Troy, Michigan
Director since 2010
Audit Committee

Michael D. Mangan 56
Former President, Worldwide Power Tools
& Accessories
The Black & Decker Corporation
Towson, Maryland
*Director since 2007***
Audit Committee
Nominating/Corporate Governance Committee

Margaret M.V. Preston 55
Managing Director &
Regional Executive
U.S. Trust, Bank of America
Private Wealth Management
Greenwich, Connecticut
Director since 2003
Nominating/Corporate Governance Committee

George A. Roche 71
Retired Chairman & President
T. Rowe Price Group, Inc.
Baltimore, Maryland
Director since 2007
Compensation Committee

Gordon M. Stetz, Jr. 52
Executive Vice President &
Chief Financial Officer
McCormick & Company, Inc.
Director since 2011

William E. Stevens 70
Chairman
BBI Group, Inc.
St. Louis, Missouri
Director since 1988
Compensation Committee*

Jacques Tapiero 54
Senior Vice President and
President, Emerging Markets
Eli Lilly and Company
Indianapolis, Indiana
Director since 2012
Audit Committee

Alan D. Wilson 55
Chairman, President &
Chief Executive Officer
McCormick & Company, Inc.
Director since 2007

**Indicates Chair Position on the Committee*
***Lead Director*

Executive Officers

Alan D. Wilson
Chairman, President & Chief Executive Officer

Gordon M. Stetz, Jr.
Executive Vice President &
Chief Financial Officer

W. Geoffrey Carpenter
Vice President, General Counsel & Secretary

Kenneth A. Kelly, Jr.
Senior Vice President & Controller

Lawrence E. Kurzius
President—McCormick International

Charles T. Langmead
President—Industrial Foods Americas

Cecile K. Perich
Senior Vice President—Human Relations

Mark T. Timbie
President—Consumer Foods Americas
& Chief Administrative Officer





BOARD OF DIRECTORS
PICTURED FROM LEFT TO RIGHT: John Bilbrey, James Brady, Michael Fitzpatrick, Freeman Hrabowski, Patricia Little, Michael Mangan, Margaret Preston, George Roche, Gordon Stetz, William Stevens, Jacques Tapiero, Alan Wilson




McCORMICK

Table of Contents to Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-14920

McCORMICK & COMPANY, INCORPORATED

(Exact name of registrant as specified in its charter)

Maryland	**52-0408290**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
18 Loveton Circle, Sparks, Maryland	**21152**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (410) 771-7301

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, No Par Value	**New York Stock Exchange**
Common Stock Non-Voting, No Par Value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked prices of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

The aggregate market value of the voting Common Stock held by non-affiliates at May 31, 2012: $430,362,378

The aggregate market value of the Non-Voting Common Stock held by non-affiliates at May 31, 2012: $6,763,764,240

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Number of Shares Outstanding	Date
Common Stock	12,446,261	December 31, 2012
Common Stock Non-Voting	120,231,834	December 31, 2012

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of 10-K into Which Incorporated
Proxy Statement for McCormick's April 3, 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement")	Part III

PART I.

As used herein, references to "McCormick," "we," "us" and "our" are to McCormick & Company, Incorporated and its consolidated subsidiaries or, as the context may require, McCormick & Company, Incorporated only.

ITEM 1. BUSINESS

McCormick is a global leader in flavor. The company manufactures, markets and distributes spices, seasoning mixes, condiments and other flavorful products to the entire food industry—retail outlets, food manufacturers and foodservice businesses. Our major sales, distribution and production facilities are located in North America and Europe. Additional facilities are based in China, Australia, Mexico, India, Singapore, Central America, Thailand and South Africa. McCormick & Company, Incorporated was formed in 1915 under Maryland law as the successor to a business established in 1889.

Business Segments

We operate in two business segments, consumer and industrial. Consistent with market conditions in each segment, our consumer business has a higher overall profit margin than our industrial business. In 2012, the consumer business contributed 60% of sales and 79% of operating income and the industrial business contributed 40% of sales and 21% of operating income.

Across both segments, we have the customer base and product breadth to participate in all types of eating occasions, whether it is cooking at home, dining out, purchasing a quick service meal or enjoying a snack. We offer our customers and consumers a range of products from premium to value-priced.

Consumer Business. From locations around the world, our brands reach consumers in more than 110 countries. Our leading brands in the Americas include McCormick®, Lawry's® and Club House®. We also market authentic ethnic brands such as Zatarain's®, Thai Kitchen® and Simply Asia®. In Europe, the Middle East and Africa (EMEA) our major brands include the Ducros®, Schwartz® and Kamis® brands of spices, herbs and seasonings and an extensive line of Vahiné® brand dessert items. In the Asia/Pacific region our primary brand is McCormick, with the exception of India where our recent joint venture owns and trades under the Kohinoor® brand.

Our customers span a variety of retail outlets that include grocery, mass merchandise, warehouse clubs, discount and drug stores, served directly and indirectly through distributors or wholesalers. In addition to marketing our branded products to these customers, we are also a leading supplier of private label items, also known as store brands.

Approximately half of our consumer business is spices, herbs and seasonings. For these products, we are a category leader in our primary markets with a 40% to 60% share of sales. There are a number of competitors in the spices, herbs and seasoning category. More than 250 other brands are sold in the U.S. with additional brands in international markets. Some are owned by large food manufacturers, while others are supplied by small privately owned companies. Our leadership position allows us to efficiently innovate, merchandise and market our brands.

Industrial Business. In our industrial business, we provide a wide range of products to multinational food manufacturers and foodservice customers. The foodservice customers are supplied both directly and indirectly through distributors. Among food manufacturers and foodservice customers, many of our relationships have been active for decades. We focus our resources on our strategic partners that offer the greatest prospects for growth. Our range of products remains one of the broadest in the industry and includes seasoning blends, natural spices and herbs, wet flavors, coating systems and compound flavors. In addition to a broad range of flavor solutions, we strive to achieve customer intimacy. Our customers benefit from our expertise in many areas, including sensory testing, culinary research, food safety and flavor application.

Our industrial business has a number of competitors. Some tend to specialize in a particular range of products and have a limited geographic reach. Other competitors include larger publicly held flavor companies that are more global in nature, but which also tend to specialize in a limited range of flavor solutions.

For financial information about our business segments, please refer to "Management's Discussion and Analysis—Results of Operations" and note 14 of the financial statements.

For a discussion of our recent acquisition activity, please refer to "Management's Discussion and Analysis—Acquisitions" and note 2 of the financial statements.

Raw Materials

The most significant raw materials used in our business are dairy products, pepper, rice, capsicums (red peppers and paprika), onion, soybean oil and wheat. Pepper and other spices and herbs are generally sourced from countries other than the United States. Other raw materials, like dairy products and onion, are primarily sourced from within the United States and locally, for many of our international locations. We are not aware of any existing government restrictions or other factors that could be expected to have a material adverse effect on the availability of the raw materials used in our business. Because the raw materials are agricultural products, they are subject to fluctuations in market price and availability caused by weather, growing and harvesting conditions, market conditions, and other factors beyond our control.

We respond to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments.

Customers
McCormick's products are sold directly to customers and also through brokers, wholesalers and distributors. In the consumer segment, products are then sold to consumers through a variety of retail outlets, including grocery, mass merchandise, warehouse clubs, discount and drug stores under a variety of brands. In the industrial segment, products are used by food and beverage manufacturers as ingredients for their finished goods and by foodservice customers as ingredients for menu items to enhance the flavor of their foods. Customers for the industrial segment include food manufacturers and the foodservice industry supplied both directly and indirectly through distributors.

We have a large number of customers for our products. Sales to one of our consumer business customers, Wal-Mart Stores, Inc., accounted for 11% of consolidated sales in 2012, 2011 and 2010. Sales to one of our industrial business customers, PepsiCo, Inc., accounted for 11% of consolidated sales in 2012 and 2011, and 10% of consolidated sales in 2010. In 2012, 2011 and 2010 the top three customers in our industrial business represented between 50% and 53% of our global industrial sales.

The dollar amount of backlog orders for our business is not material to an understanding of our business, taken as a whole. No material portion of our business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. government.

Trademarks, Licenses and Patents
McCormick owns a number of trademark registrations. Although in the aggregate these trademarks are material to our business, the loss of any one of those trademarks, with the exception of our "McCormick," "Lawry's," "Zatarain's," "Club House," "Ducros," "Schwartz," "Vahiné," "Kamis" and "Kohinoor" trademarks, would not have a materially adverse effect on our business. The "Mc – McCormick" trademark is extensively used by us in connection with the sale of our food products in the U.S. and certain non-U.S. markets. The terms of the trademark registrations are as prescribed by law and the registrations will be renewed for as long as we deem them to be useful.

We have entered into a number of license agreements authorizing the use of our trademarks by affiliated and non-affiliated entities. The loss of these license agreements would not have a materially adverse effect on our business. The term of the license agreements is generally three to five years or until such time as either party terminates the agreement. Those agreements with specific terms are renewable upon agreement of the parties.

We also own various patents, none of which individually are material to our business.

Seasonality
Due to seasonal factors inherent in McCormick's business, our sales, income and cash from operations generally are lower in the first two quarters of the fiscal year, increase in the third quarter and are significantly higher in the fourth quarter due to the holiday season. This seasonality reflects customer and consumer buying patterns, primarily in the consumer segment.

Working Capital
In order to meet increased demand for our consumer products during our fourth quarter, McCormick usually builds its inventories during the third quarter of the fiscal year. We generally finance working capital items (inventory and receivables) through short-term borrowings, which include the use of lines of credit and the issuance of commercial paper. For a description of our liquidity and capital resources, see note 5 of the financial statements and the "Liquidity and Financial Condition" section of "Management's Discussion and Analysis."

Competition
McCormick competes in a marketplace that is global and highly competitive. Our strategies for competing in each of our segments include a focus on product innovation, price and value, product quality and customer intimacy. Additionally, in the consumer segment we focus on brand recognition and loyalty, effective advertising, promotional programs and the identification and satisfaction of consumer preferences.

Research and Development
Many of McCormick's products are prepared from confidential formulas developed by our research laboratories and product development teams, and, in some cases, customer proprietary formulas. Expenditures for research and development were $57.8 million in 2012, $58.1 million in 2011, and $52.7 million in 2010. The amount spent on customer-sponsored research activities is not material.

Environmental Regulations
The cost of compliance with federal, state and local provisions related to protection of the environment has had no material effect on McCormick's business. There were no material capital expenditures for environmental control facilities in fiscal year 2012, and there are no material expenditures planned for such purposes in fiscal year 2013.

Employees
McCormick had approximately 9,000 full-time employees worldwide as of November 30, 2012. Including the impact of part-time employees worldwide, we had approximately 9,500 employees as of November 30, 2012. We believe our relationship with employees to be good. We have no collective bargaining contracts in the United States. At our foreign subsidiaries, approximately 1,350 employees are covered by collective bargaining agreements or similar arrangements.

Financial Information about Geographic Locations
For information on the net sales and long-lived assets of McCormick by geographic area, see note 14 of the financial statements.

Foreign Operations
McCormick is subject in varying degrees to certain risks typically associated with a global business, such as local economic and market conditions, restrictions on investments, royalties, dividends and exchange rate fluctuations. Approximately 40% of sales in fiscal year 2012 were from non-U.S. operations. For information on how McCormick manages some of these risks, see the "Market Risk Sensitivity" section of "Management's Discussion and Analysis."

Forward-Looking Information

Certain statements contained in this report, including statements concerning expected performance such as those relating to net sales, earnings, cost savings, acquisitions and brand marketing support, are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as "may," "will," "expect," "should," "anticipate," "believe" and "plan." These statements may relate to: the expected results of operations of businesses acquired by us, the expected impact of raw material costs and our pricing actions on our results of operations and gross margins, the expected productivity and working capital improvements, expected trends in net sales and earnings performance and other financial measures, the expectations of pension and postretirement plan contributions, the holding period and market risks associated with financial instruments, the impact of foreign exchange fluctuations, the adequacy of internally generated funds and existing sources of liquidity, such as the availability of bank financing, our ability to issue additional debt or equity securities and our expectations regarding purchasing shares of our common stock under the existing authorizations.

These and other forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could significantly affect expected results. Results may be materially affected by external factors such as: damage to our reputation or brand name, business interruptions due to natural disasters or similar unexpected events, actions of competitors, customer relationships and financial condition, the ability to achieve expected cost savings and margin improvements, the successful acquisition and integration of new businesses, fluctuations in the cost and availability of raw and packaging materials, changes in regulatory requirements, and global economic conditions generally which would include the availability of financing, interest and inflation rates and investment return on retirement plan assets, as well as foreign currency fluctuations, risks associated with our information technology systems, the threat of data breaches or cyber attacks and other risks described herein under Part I, Item 1A "Risk Factors."

Actual results could differ materially from those projected in the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Available Information

Our principal corporate internet website address is: www.mccormickcorporation.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding McCormick. Our website also includes our Corporate Governance Guidelines, Business Ethics Policy and charters of the Audit Committee, Compensation Committee, and Nominating/Corporate Governance Committee of our Board of Directors.

ITEM 1A. RISK FACTORS

The following are certain risk factors that could affect our business, financial condition and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. Before you buy our Common Stock or Common Stock Non-Voting, you should know that making such an investment involves risks, including the risks described below. If any of the risks actually occur, our business, financial condition, or results of operations could be negatively affected. In that case, the trading price of our securities could decline, and you may lose part or all of your investment.

Damage to our reputation or brand name, loss of brand relevance, increase in private label use by customers or consumers, or product quality or safety concerns could negatively impact us.

Our reputation for manufacturing high-quality products is widely recognized. In order to safeguard that reputation, we have adopted rigorous quality assurance and quality control procedures which are designed to ensure conformity to specification and compliance with law. We also continually make efforts to maintain and improve relationships with our customers and consumers and to increase awareness and relevance of our brands through effective marketing and other measures. A serious breach of our quality assurance or quality control procedures, deterioration of our quality image, impairment of our customer or consumer relationships, or failure to adequately protect the relevance of our brands, which may lead to customers or consumers purchasing other brands or private label items that may or may not be manufactured by us, could have a material negative impact on our financial condition and results of operations. From time to time, our customers evaluate their mix of branded and private label product offerings. If a significant portion of our branded business was switched to private label, it could have a significant impact on our consumer business.

The food industry generally is subject to risks posed by food spoilage and contamination, product tampering, product recall and consumer product liability claims. For instance, we may be required to recall certain of our products should they be mislabeled, contaminated or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury or illness. A product recall or an adverse result in any such litigation could cause consumers in our principal markets to lose confidence in the safety and quality of certain products or ingredients, and have a negative effect on our business and financial results. Negative publicity about these concerns, whether or not valid, may discourage consumers from buying our products or cause disruptions in production or distribution of our products and adversely affect our reputation or brands.

The consolidation of customers may put pressure on our operating margins and profitability.

Our customers, such as supermarkets, warehouse clubs, and food distributors, have consolidated in recent years and consolidation could continue throughout the U.S., the European Union and other major markets. Such consolidation could present a challenge to margin growth and profitability in that it has produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, resisting price increases, demanding lower pricing, increased promotional programs and specifically tailored products, and shifting shelf space currently used for our products to private label products. These factors and others could have an adverse impact on our future sales growth and profitability.

Issues regarding procurement of raw materials may negatively impact us.

Our purchases of raw materials are subject to fluctuations in market price and availability caused by weather, growing and harvesting conditions, market conditions, governmental actions and other factors beyond our control. The most significant raw materials used by us in our business are dairy products, pepper, rice, capsicums (red pepper and paprika), onion, soybean oil and wheat. While future price movements of raw material costs are uncertain, we seek to mitigate the market price risk in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. We generally have not used derivatives to manage the volatility related to this risk. To the extent that we have used derivatives for this purpose, it has not been material to our business. Any actions we take in response to market price fluctuations may not effectively limit or eliminate our exposure to changes in raw material prices. Therefore, we cannot provide assurance that future raw material price fluctuations will not have a negative impact on our business, financial condition or operating results.

In addition, we may have very little opportunity to mitigate the risk of availability of certain raw materials due to the effect of weather on crop yield, government actions, political unrest in producing countries, changes in agricultural programs and other factors beyond our control. Therefore, we cannot provide assurance that future raw material availability will not have a negative impact on our business, financial condition, or operating results.

Political, socio-economic and cultural conditions, as well as disruptions caused by terrorist activities, could also create additional risks for food safety. Although we have adopted rigorous quality assurance and quality control procedures which are designed to ensure the safety of our imported products, we cannot provide assurance that such events will not have a negative impact on our business, financial condition or operating results.

Our profitability may suffer as a result of competition in our markets.

The food industry is intensely competitive. Competition in our product categories is based on price, product innovation, product quality, brand recognition and loyalty, effectiveness of marketing and promotional activity, and the ability to identify and satisfy consumer preferences. From time to time, we may need to reduce the prices for some of our products to respond to competitive and customer pressures, which may adversely affect our profitability. Such pressures could reduce our ability to take appropriate remedial action to address commodity and other cost increases.

Laws and regulations could adversely affect our business.

Food products are extensively regulated in many of the countries in which we sell our products. We are subject to numerous food safety and other laws and regulations relating to the sourcing, manufacture, storage, marketing, advertising, and distribution of food products, including laws and regulations relating to financial reporting requirements, the environment, relations with distributors and retailers, employment, health and safety and trade practices. Enforcement of existing laws and regulations, changes in legal requirements, and/or evolving interpretations of existing regulatory requirements, may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or operating results.

Our operations may be impaired as a result of disasters, business interruptions or similar events.

We could have an interruption in our business, loss of inventory or data, be rendered unable to accept and fulfill customer orders as a result of a natural disaster, catastrophic event, epidemic or computer system failure. Natural disasters could include an earthquake, fire, flood, tornado or severe storm. A catastrophic event could include a terrorist attack. An epidemic could affect our operating activities, major facilities or employees' and customers' health. In addition, some of our inventory and production facilities are located in areas that are susceptible to harsh weather; a major storm, heavy snowfall or other similar event could prevent us from delivering products in a timely manner. Production of certain of our products is concentrated in a single manufacturing site.

We cannot provide assurance that our disaster recovery plan will address all of the issues we may encounter in the event of a disaster or other unanticipated issue, and our business interruption insurance may not adequately compensate us for losses that may occur from any of the foregoing. In the event that a natural disaster, terrorist attack, or other catastrophic event were to destroy any part of our facilities or interrupt our operations for any extended period of time, or if harsh weather or health conditions prevent us from delivering products in a timely manner, our business, financial condition and operating results could be adversely affected.

We may not be able to successfully consummate and manage ongoing acquisition, joint venture and divestiture activities, which could have an impact on our results.

From time to time, we may acquire other businesses and, based on an evaluation of our business portfolio, divest existing businesses. These acquisitions, joint ventures and divestitures may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating or separating personnel and financial and other systems, increased expenses, assumption of unknown liabilities and indemnities and potential disputes with the buyers or sellers. In addition, we may be required to incur asset impairment charges (including charges related to goodwill and other intangible assets) in connection with acquired businesses which may reduce our profitability. If we are unable to consummate such transactions, or successfully integrate and grow acquisitions and achieve contemplated revenue synergies and cost savings, our financial results could be adversely affected. Additionally, joint ventures inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational, and/or compliance risks.

Our foreign operations are subject to additional risks.

We operate our business and market our products internationally. In fiscal year 2012, approximately 40% of our sales were generated in foreign countries. Our foreign operations are subject to additional risks, including fluctuations in currency values, foreign currency exchange controls, discriminatory fiscal policies, compliance with U.S. and foreign laws, enforcement of remedies in foreign jurisdictions and other economic or political uncertainties. Beginning in 2011, several countries within the European Union experienced sovereign debt and credit issues. This has caused more volatility in the economic environment throughout the European Union. Additionally, international sales are subject to risks related to imposition of tariffs, quotas, trade barriers and other similar restrictions. All of these risks could result in increased costs or decreased revenues, which could adversely affect our profitability.

Fluctuations in foreign currency markets may negatively impact us.

We are exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the British pound sterling versus the Euro, and the U.S. dollar versus the Euro, British pound sterling, Canadian dollar, Polish zloty, Australian dollar, Mexican peso, Chinese renminbi, Indian rupee and Thai baht. We routinely enter into foreign currency exchange contracts to facilitate managing certain of these foreign currency risks. However, these contracts may not effectively limit or eliminate our exposure to a decline in operating results due to foreign currency exchange changes. Therefore, we cannot provide assurance that future exchange rate fluctuations will not have a negative impact on our business, financial position or operating results.

Increases in interest rates may negatively impact us.

We had total outstanding short-term borrowings of $140 million at an average interest rate of approximately 0.4% on November 30, 2012. Our policy is to manage our interest rate risk by entering into both fixed and variable rate debt arrangements. We also use interest rate swaps to minimize worldwide financing cost and to achieve a desired mix of fixed and variable rate debt. We utilize derivative financial instruments to enhance our ability to manage risk, including interest rate exposures that exist as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instruments. Our use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines. However, our use of these instruments may not effectively limit or eliminate our exposure to changes in interest rates. Therefore, we cannot provide assurance that future interest rate increases will not have a material negative impact on our business, financial position, or operating results.

The deterioration of credit and capital markets may adversely affect our access to sources of funding.

We rely on our revolving credit facilities, or borrowings backed by these facilities, to fund a portion of our seasonal working capital needs and other general corporate purposes. If any of the banks in the syndicates backing these facilities were unable to perform on its commitments, our liquidity could be impacted, which could adversely affect funding of seasonal working capital requirements. We engage in regular communication with all of the banks participating in our revolving credit facilities. During these communications none of the banks have indicated that they may be unable to perform on their commitments. In addition, we periodically review our banking and financing relationships, considering the stability of the institutions, pricing we receive on services, and other aspects of the relationships. Based on these communications and our monitoring activities, we believe the likelihood of one of our banks not performing on its commitment is remote.

In addition, global capital markets have experienced volatility that has tightened access to capital markets and other sources of funding. In the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time. Our inability to obtain financing on acceptable terms or within an acceptable time period could have an adverse impact on our operations, financial condition and liquidity.

We face risks associated with certain pension assets and obligations.

We hold investments in equity and debt securities in our qualified defined benefit pension plans and in a rabbi trust for our U.S. nonqualified pension plan. Deterioration in the value of plan assets resulting from a general financial downturn or otherwise, or an increase in the actuarial valuation of the plans' liability due to a low interest rate environment, could cause (or increase) an underfunded status of our defined benefit pension plans, thereby increasing our obligation to make contributions to the plans. An obligation to make contributions to pension plans could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on our operations, financial condition and liquidity.

The global financial downturn exposes us to credit risks from customers and counterparties.

Consolidations in some of the industries in which our customers operate have created larger customers, some of which are highly leveraged. In addition, competition has increased with the growth in alternative channels through our customer base. These factors have caused some customers to be less profitable and increased our exposure to credit risk. Current credit markets are volatile, and some of our customers and counterparties are highly leveraged. A significant adverse change in the financial and/or credit position of a customer or counterparty could require us to assume greater credit risk relating to that customer or counterparty and could limit our ability to collect receivables. This could have an adverse impact on our financial condition and liquidity.

Our operations may be impaired if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber attack.

Our information technology systems are critically important to operating our business efficiently. We rely on our information technology systems to manage our business data, communications, supply chain, order entry and fulfillment, and other business processes.

The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer.

Furthermore, our information technology systems may be vulnerable to security breaches beyond our control. We invest in security technology to protect our data and business processes against risk of data security breaches and cyber attacks. While we believe these measures are adequate in preventing security breaches and in reducing cybersecurity risks and we have yet to experience any breach, a breach or successful attack could have a negative impact on our operations or business reputation.

The global nature of our business and the resolution of tax disputes create volatility in our effective tax rate.

As a global business, our tax rate from period to period can be affected by many factors, including changes in tax legislation, our global mix of earnings, the tax characteristics of our income, the timing and recognition of goodwill impairments, acquisitions and dispositions, adjustments to our reserves related to uncertain tax positions, changes in valuation allowances and the portion of the income of foreign subsidiaries that we expect to remit to the U.S. and that will be taxable.

In addition, significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish accruals for certain tax contingencies when, despite the belief that our tax return positions are fully supported, the positions are uncertain. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. Our effective tax rate includes the impact of tax contingency accruals and changes to the accruals, including related interest and penalties, as considered appropriate by management. When particular matters arise, a number of years may elapse before such matters are audited and finally resolved. Favorable resolution of such matters could be recognized as a reduction to our effective tax rate in the year of resolution. Unfavorable resolution of any particular issue could increase the effective tax rate and may require the use of cash in the year of resolution.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices and primary research facilities are owned and are located in suburban Baltimore, Maryland.

The following is a list of our principal manufacturing properties, all of which are owned except for the facilities in Commerce, California and Melbourne, Australia, and a portion of the facility in Littleborough, England, which are leased:

United States:
- Hunt Valley, Maryland—consumer and industrial (3 principal plants)
- Gretna, Louisiana—consumer and industrial
- South Bend, Indiana—industrial and consumer
- Atlanta, Georgia—industrial
- Commerce, California—consumer
- Irving, Texas—industrial

Canada:
- London, Ontario—consumer and industrial

Mexico:
- Cuautitlan de Romero Rubio—industrial

United Kingdom:
- Haddenham, England—consumer and industrial
- Littleborough, England—industrial

France:
- Carpentras—consumer and industrial
- Monteux—consumer and industrial

Poland:
- Stefanowo—consumer

India:
- New Delhi—consumer

Australia:
- Melbourne—consumer and industrial

China:
- Guangzhou—consumer and industrial
- Shanghai—consumer and industrial

In addition to distribution facilities and warehouse space available at our manufacturing facilities, we lease regional distribution facilities in Belcamp, Maryland; Salinas, California; Irving, Texas; Mississauga and London, Ontario Canada; and Genvilliers, France and own distribution facilities in Monteux, France. We also own, lease or contract other properties used for manufacturing consumer and industrial products and for sales, warehousing, distribution and administrative functions.

We believe our plants are well maintained and suitable for their intended use. We further believe that these plants generally have adequate capacity or the ability to expand, and can accommodate seasonal demands, changing product mixes and additional growth.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings in which we or any of our subsidiaries are a party or to which any of our or their property is the subject.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

We have disclosed in note 16 of the financial statements the information relating to the market price and dividends paid on our classes of common stock. The market price of our common stock at the close of business on December 31, 2012 was $63.22 per share for the Common Stock and $63.53 per share for the Common Stock Non-Voting.

Our Common Stock and Common Stock Non-Voting are listed and traded on the New York Stock Exchange ("NYSE"). The approximate number of holders of our common stock based on record ownership as of December 31, 2012 was as follows:

Title of Class	Approximate Number of Record Holders
Common Stock, no par value	2,100
Common Stock Non-Voting, no par value	10,200

The following table summarizes our purchases of Common Stock (CS) and Common Stock Non-Voting (CSNV) during the fourth quarter of 2012:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
September 1, 2012 to	CS-25,800	$62.28	25,800	$161 million
September 30, 2012	CSNV-138,763	$62.93	138,763	
October 1, 2012 to	CS-2,615	$62.42	2,615	$147 million
October 31, 2012	CSNV-204,760	$62.19	204,760	
November 1, 2012 to	CS-0	$00.00	0	$137 million
November 30, 2012	CSNV-152,175	$62.57	152,175	
	CS-28,415	$62.29	28,415	$137 million
Total	CSNV-495,698	$62.52	495,698	

As of November 30, 2012, approximately $137 million remained of a $400 million share repurchase authorization approved by the Board of Directors in June 2010. There is no expiration date for our repurchase program. The timing and amount of any shares repurchased is determined by our management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time.

In certain circumstances, we issue shares of CS in exchange for shares of CSNV, or issue shares of CSNV in exchange for shares of CS, in either case pursuant to the exemption from registration proved by Section 3(a)(9) of the Securities Act of 1933, as amended. Typically, these exchanges are made in connection with the administration of our employee benefit plans, executive compensation programs and dividend reinvestment/direct purchase plans. The number of shares issued in an exchange is generally equal to the number of shares received in the exchange, although the number may differ slightly to the extent necessary to comply with the requirements of the Employee Retirement Income Security Act of 1974. During fiscal 2012, we issued 1,468,911 shares of CSNV in exchange for shares of CS and issued 118,614 shares of CS in exchange for shares of CSNV.

ITEM 6. SELECTED FINANCIAL DATA

HISTORICAL FINANCIAL SUMMARY

(millions except per share and ratio data)	**2012**	2011	2010	2009	2008
For the Year					
Net sales	**$4,014.2**	$3,697.6	$3,336.8	$3,192.1	$3,176.6
Percent increase	**8.6%**	10.8%	4.5%	0.5%	8.9%
Operating income	**578.3**	540.3	509.8	466.9	376.5
Income from unconsolidated operations	**21.5**	25.4	25.5	16.3	18.6
Net income	**407.8**	374.2	370.2	299.8	255.8
Per Common Share					
Earnings per share—diluted	**$ 3.04**	$ 2.79	$ 2.75	$ 2.27	$ 1.94
Earnings per share—basic	**3.07**	2.82	2.79	2.29	1.98
Common dividends declared	**1.27**	1.15	1.06	0.98	0.90
Closing price, non-voting shares—end of year	**64.56**	48.70	44.01	35.68	29.77
Book value per share	**12.83**	12.17	11.00	10.19	8.17
At Year-End					
Total assets	**$4,165.4**	$4,087.8	$3,419.7	$3,387.8	$3,220.3
Current debt	**392.6**	222.4	100.4	116.1	354.0
Long-term debt	**779.2**	1,029.7	779.9	875.0	885.2
Shareholders' equity	**1,700.2**	1,618.5	1,462.7	1,343.5	1,062.8
Other Financial Measures					
Percentage of net sales					
Gross profit	**40.3%**	41.2%	42.5%	41.6%	40.6%
Operating income	**14.4%**	14.6%	15.3%	14.6%	11.9%
Capital expenditures	**$ 110.3**	$ 96.7	$ 89.0	$ 82.4	$ 85.8
Depreciation and amortization	**102.8**	98.3	95.1	94.3	85.6
Common share repurchases	**132.2**	89.3	82.5	—	11.0
Total debt-to-EBITDA	**1.66**	1.88	1.39	1.71	2.48
Average shares outstanding					
Basic	**132.7**	132.7	132.9	130.8	129.0
Diluted	**134.3**	134.3	134.7	132.3	131.8

The historical financial summary includes the impact of certain items that affect the comparability of financial results year to year. In 2010, we had the benefit of the reversal of a significant tax accrual and, in 2008 and 2009, restructuring charges were recorded. Also, in 2008 an impairment charge of $29.0 million was recorded to reduce the value of the Silvo® brand. Related to the acquisition of Lawry's in 2008, we recorded a gain. The net impact of these items is reflected in the following table:

(millions except per share data)	**2012**	2011	2010	2009	2008
Operating income	—	—	—	$ (16.2)	$ (45.6)
Net income	—	—	$ 13.9	(10.9)	(26.2)
Earnings per share—diluted	—	—	0.10	(0.08)	(0.20)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand McCormick & Company Incorporated, our operations and our present business environment. MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying notes thereto contained in Item 8 of this report.

McCormick is a global leader in flavor. The company manufactures, markets and distributes spices, seasoning mixes, condiments and other flavorful products to the entire food industry—retail outlets, food manufacturers and foodservice businesses. We manage our business in two operating segments, consumer and industrial as described in Item 1 of this report.

Our strategy for growth is to increase sales and profit by investing in the business and fueling that investment with our Comprehensive Continuous Improvement program—CCI—cost savings. CCI is our ongoing initiative to improve productivity and reduce costs throughout the organization. Our long-term annual growth objectives are to increase sales 4% to 6%, increase operating income 7% to 9% and increase earnings per share 9% to 11%. Over time, we expect similar contributions to sales growth largely from three sources: 1) our base business—driven by brand marketing support, expanded distribution and category growth; 2) product innovation; and 3) acquisitions. In addition to fueling sales growth, our CCI program is contributing to higher operating income and earnings per share.

Our business generates strong cash flow and we have a balanced use of cash, funding dividends, which we have increased in each of the past 27 years, capital expenditures, acquisitions and share repurchases. Each year, we expect a combination of acquisitions and share repurchases to add about 2% to earnings per share growth.

In 2012, our financial results were at or above these long-term goals. Sales grew 9%, exceeding the long-term objective of 4% to 6%, due to increased pricing taken in response to significant increases in raw and packaging material costs, as well as incremental sales from three acquisitions completed in 2011. The increase in operating income of 7% was within our long-term goal, but below our expectations of 9% to 11% growth in 2012. Earnings per share rose 9% to $3.04 from $2.79 in 2011. This growth was achieved with the increase in operating income and a favorable income tax rate, offset in part by lower income from unconsolidated operations which were under pressure from unfavorable foreign currency exchange rates, primarily the Mexican peso.

We generated strong cash flow in 2012. Net cash provided by operating activities reached $455 million, a 34% increase from $340 million in 2011. In addition to higher net income, inventory was unchanged in 2012 in contrast to a significant increase in 2011 that was driven by higher costs, strategic inventory purchases and acquisitions.

Along with our solid financial performance, there were a number of important accomplishments in 2012, which included:

- We launched more than 250 branded products for our consumer business and across both businesses, new products launched in the past three years added 8% to 2012 sales.
- Due in part to acquisitions completed in 2011, sales in emerging markets rose 47% to reach 14% of net sales, an increase from 10% in the prior year.
- CCI cost savings reached $56 million.

RESULTS OF OPERATIONS—2012 COMPARED TO 2011

	2012	2011
Net sales	**$4,014.2**	$3,697.6
Percent growth	**8.6%**	10.8%

Sales for the fiscal year rose 8.6% from 2011 with strong growth in both of our consumer and industrial businesses. Pricing actions, taken in response to increased raw material and packaging costs, added 4.4% to sales. The incremental impact of acquisitions completed in 2011 accounted for a 4.3% increase to sales, and increased volume and product mix in the base business added 1.4% to sales. The impact of foreign exchange rates was unfavorable in 2012, reducing sales 1.5%.

	2012	2011
Gross profit	**$1,617.8**	$1,522.5
Gross profit margin	**40.3%**	41.2%

In 2012, gross profit increased 6.3%, however our gross profit margin declined 90 basis points. In fiscal year 2012, we were able to offset the dollar impact of a high single digit increase in raw material and packaging costs with our pricing actions and CCI cost savings. In 2012, CCI cost savings totaled $56 million of which $39 million lowered cost of goods sold. While pricing and CCI cost savings offset the dollar impact of increased material costs, the net impact of these factors caused downward pressure on gross profit as a percentage of net sales. Margins were further pressured by our mix of sales in 2012, as sales in international markets grew at a faster rate than in the U.S., where our gross profit margin is higher due to larger scale and less complexity.

In 2013 we expect material cost inflation to moderate to an increase of approximately 3%. Due to the low interest rate environment, retirement benefit expense is expected to increase by $22 million in 2003. About 40% of this increase is expected to impact cost of goods sold.

	2012	2011
Selling, general & administrative expense (SG&A)	**$1,039.5**	$982.2
Percent of net sales	**25.9%**	26.6%

Selling, general and administrative expenses increased 5.8% in 2012 from 2011, but decreased as a percentage of net sales for those same time periods. The decrease in SG&A as a percent of net sales was primarily driven by a leveraging effect of our higher sales on these costs. We had a benefit from CCI cost savings that lowered

SG&A $17 million in 2012 and a favorable comparison to 2011 when SG&A included $10.9 million of transaction costs related to completed acquisitions, while 2012 had only $1.7 million of such costs.

During 2012, we increased brand marketing support by $11.0 million to $198.3 million. A large portion of this increase was in digital marketing, which is one of our highest return investments in brand marketing support.

In 2013, due to the low interest rate environment, retirement benefit expense is expected to increase by $22 million. About 60% of this increase is expected to impact SG&A.

	2012	2011
Interest expense	**$54.6**	$51.2
Other income, net	**2.4**	2.3

Interest expense for 2012 was higher than the prior year. The impact of higher average debt balances in 2012 compared to 2011 was partially offset by the impact of lower interest rates for 2012 compared to 2011. The higher average debt balances in 2012 were due to the acquisitions completed late in 2011.

	2012	2011
Income from consolidated operations before income taxes	**$526.1**	$491.4
Income taxes	**139.8**	142.6
Effective tax rate	**26.6%**	29.0%

In 2012, we repatriated $70.0 million of cash from foreign subsidiaries. This transaction generated U.S. foreign tax credits due to the mix of foreign earnings that related to this cash. These U.S. foreign tax credits reduced 2012 tax expense by $9.7 million and were the major driving factor in a reduction in the tax rate for 2012 as compared to the prior year.

Discrete tax benefits in 2012 were $2.0 million compared to $0.8 million in 2011. The increase in 2012 is mainly due to the reversal of a portion of a valuation allowance originally established against a subsidiary's net operating losses. This subsidiary has established a pattern of profitability which resulted in us concluding that a portion of the valuation allowance should be reversed.

In 2010, the Internal Revenue Service (IRS) commenced an examination of our U.S. federal income tax return for the 2007 and 2008 tax years. During the course of the examination, we held discussions with the IRS on certain issues and in October 2012 we received proposed adjustments for these tax years. In November 2012 we deposited $18.8 million with the IRS to stop any potential interest on these proposed adjustments. We believe we have established appropriate deferred taxes or tax accruals under U.S. GAAP for these issues in prior periods. While it is often difficult to predict the final outcome or the timing of resolution of uncertain tax positions, we believe that our unrecognized tax benefits reflect the most likely outcome. We will continue to update these unrecognized tax benefits, and the related interest, in light of changing facts and circumstances in the future.

In addition, see note 10 of the financial statements for a reconciliation of the U.S. federal statutory tax rate with the effective tax rate.

	2012	2011
Income from unconsolidated operations	**$21.5**	$25.4

Income from unconsolidated operations decreased $3.9 million in 2012 compared to 2011. Most of this decrease is attributable to our largest joint venture, McCormick de Mexico, which was negatively impacted by an unfavorable foreign exchange rate between the Mexican peso and the U.S. dollar for most of 2012. While this business grew sales 6%, profits were also pressured by higher soybean oil cost (a main ingredient for mayonnaise which is the leading product for this joint venture). This situation began in the fourth quarter of 2011 and the year-on-year impact in the fourth quarter of 2012 had eased.

In 2012, our McCormick de Mexico joint venture represented 59% of the sales and 82% of the net income of our unconsolidated joint ventures. We own a 26% share in our Eastern Condiments joint venture and on average own 50% of our other unconsolidated joint ventures.

We reported diluted earnings per share of $3.04 in 2012, compared to $2.79 in 2011. The following table outlines the major components of the change in diluted earnings per share from 2011 to 2012:

2011 Earnings per share—diluted	$ 2.79
Increased operating income	0.20
Decrease in tax rate	0.10
Decrease in income from unconsolidated operations	(0.03)
Higher interest expense	(0.02)
2012 Earnings per share—diluted	$ 3.04

Consumer Business

	2012	2011
Net sales	**$2,415.3**	$2,199.9
Percent growth	**9.8%**	10.0%
Operating income	**456.1**	428.4
Operating income margin	**18.9%**	19.5%

We grew consumer business sales 9.8% in 2012 when compared to 2011, which included a 7.2% increase from acquisitions completed in 2011. The remaining increase was driven by higher pricing which added 3.7% and volume and product mix which added 0.3%. Unfavorable foreign exchange rates reduced sales by 1.4%.

In the Americas, consumer business sales rose 4.0%, primarily as a result of pricing actions which added 4.5%. These pricing actions, taken in response to an increase in material costs, went into effect late in fiscal year 2011. Our 2011 acquisition of Kitchen Basics® added 0.8% to sales, volume and product mix reduced sales by 1.1% and foreign exchange rates reduced sales by 0.2%. While higher prices had an unfavorable impact on volume and product mix, we offset this in part with our initiatives to drive growth through new product introductions and brand marketing. In 2012, our new product launches included a line of gourmet recipe mixes, authentic Hispanic recipe mixes, Zatarain's frozen Dinners for Two, new varieties of Grill Mates, and in Canada, Club House brand grinders. A portion of our incremental brand marketing support was in support of our new products. We also increased our digital marketing activity, which offers a more personal way to interact with consumers. Recipe views at www.mccormick.com rose 30% in 2012 and our Facebook fan base grew to 1.5 million. In 2011, we reported that an estimated $10 million in sales shifted from the first quarter of 2011 into the fourth quarter of 2010, as a result of customer purchases in advance of a late 2010 price increase.

In Europe, the Middle East and Africa (EMEA), consumer business sales increased 15.3%, with our 2011 acquisition of Kamis adding 16.9% to sales. Unfavorable foreign currency decreased sales 5.7%. In local currency and excluding the impact of acquisitions, we grew sales 4.1% with 2.9% from volume and product mix and 1.2% from pricing actions. During 2012, we successfully completed the integration of Kamis and sales from this Poland-based business benefited from particular strength in its subsidiary in Russia. For the base business in EMEA, strong execution behind product innovation, brand marketing and new distribution enabled us to achieve growth in a difficult economic environment. We have moved to a master-brand approach to gain synergies and efficiencies in product development and brand marketing support across our country-specific brands. New products introduced in 2012 included Bag 'n Season®, Grill Mates®, Recipe Inspirations® and a number of Vahiné brand dessert items.

In the Asia/Pacific region, sales rose 65.3%. The impact of our 2011 Kohinoor joint venture added 53.8% to sales and favorable foreign exchange rates added 0.4%. We grew sales in local currency, excluding the impact of Kohinoor, 11.1% with 7.7% from volume and product mix and 3.4% from pricing. This increase was driven by China where we achieved rapid sales growth of 23.1% based largely on increased consumer demand. In our other market, Australia, we grew sales 2.9% despite a difficult competitive environment, due in part to new product activity.

Consumer business operating income rose to $456.1 million from $428.4 million in 2011, a 6.4% increase. The growth in operating income was the result of higher sales and CCI savings. Also, operating income in 2011 included the impact of $10.9 million of transaction costs related to the completion of acquisitions that year. In 2012, we invested $13.2 million in additional brand marketing support. Operating income margin was 18.9% in 2012 compared to 19.5% in 2011. This reduction is due in part to the mix of business across regions, as sales in international markets grew at a faster rate than in the U.S., where our profit margin is higher due to larger scale and less complexity.

Industrial Business

	2012	2011
Net sales	**$1,598.9**	$1,497.7
Percent growth	**6.8%**	11.9%
Operating income	**122.2**	111.9
Operating income margin	**7.6%**	7.5%

Sales for the industrial business grew 6.8% from 2011. Pricing actions taken to offset the impact of higher material costs added 5.3%, while volume and product mix added 3.1% and unfavorable foreign exchange rates decreased sales 1.6%. Both food manufacturers and foodservice customers continue to have an interest in products that feature all natural ingredients, reduced sodium and other healthy attributes. These types of projects accounted for more than 30% of our product development activity during 2012.

In the Americas, we grew industrial business sales 8.2%, with 6.4% from pricing actions and a 2.8% increase from favorable volume and product mix, partially offset by a decrease of 1.0% from unfavorable foreign exchange rates. We grew sales of seasonings and flavors to a number of food manufacturers and also increased sales of branded items to foodservice distributors. However, for the quick service restaurant industry, we saw lower demand for our products and less customer-driven innovation during this period.

In EMEA, industrial business sales rose 5.5%, with a strong 7.7% increase in volume and product mix, as well as a 3.6% increase from pricing actions. These were partially offset by unfavorable foreign exchange rates that reduced sales by 5.8%. Demand from quick service restaurants remains robust, and we are meeting this demand with products that we supply from our facilities in the U.K., Turkey and South Africa.

Industrial business sales in the Asia/Pacific region rose 1.1%. Higher pricing added 2.4% and favorable foreign exchange rates added 1.2%, while volume and product mix declined 2.5%. By comparison, volume and product mix for our industrial business in the Asia/Pacific region rose 10.7% in 2011 and included a significant impact from new product introductions and regional expansion by quick service restaurants. While we did not have a similar incremental benefit from new product and customer promotion activity in 2012, we believe this part of our business continues to offer long-term growth.

Industrial business operating income increased to $122.2 million from $111.9 million in 2011, a 9.2% increase. The growth in operating income was driven largely by higher sales and cost savings from CCI. Our industrial business operating income margin ended 2012 at 7.6% compared to 7.5% in 2011.

RESULTS OF OPERATIONS—2011 COMPARED TO 2010

	2011	2010
Net sales	$3,697.6	$3,336.8
Percent growth	10.8%	4.5%

Sales for the fiscal year rose 10.8% from 2010 with double-digit growth in both of our consumer and industrial businesses. Our pricing actions, which were taken to offset the impact of steep increases in material costs, added 4.6% to sales, and favorable foreign exchange rates increased sales another 2.1%. New product introductions, expanded distribution and brand marketing support led to favorable volume and product mix, which combined, added 2.5% to sales. Acquisitions added 1.6% to sales.

	2011	2010
Gross profit	$1,522.5	$1,417.7
Gross profit margin	41.2%	42.5%

In 2011, gross profit increased 7.4%, however our gross profit margin declined 130 basis points. In fiscal year 2011, we experienced a double digit increase in raw material and packaging costs. While we were able to offset the dollar impact of these costs with our pricing actions and CCI cost savings, the net impact of these factors caused downward pressure on gross profit as a percentage of net sales. In addition, we had a negative effect on gross margin from product and segment mix in the year. Product mix was unfavorable in our industrial business with an increased demand for ingredients and weak demand for branded foodservice products during this period. Unfavorable segment mix was due to the higher sales growth rate of our industrial business, which has lower gross margin than our consumer business. CCI cost savings totaled $65 million in 2011, of which $45 million lowered cost of goods sold.

	2011	2010
Selling, general & administrative expense (SG&A)	$982.2	$907.9
Percent of net sales	26.6%	27.2%

Selling, general and administrative expenses in total dollars increased in 2011 compared to 2010, but decreased as a percentage of net sales for those same time periods. The increase in total dollars was largely driven by higher incremental brand marketing support, SG&A of acquired businesses and $10.9 million of transaction costs related to completed acquisitions. The decrease in SG&A as a percent of net sales is primarily driven by lower selling costs as a percentage of net sales.

During 2011, we increased brand marketing support by $20.1 million or 12%. A portion of this increase was in digital marketing, which is one of our highest return investments in brand marketing support. We nearly doubled our digital marketing in the past year, including a program behind Grill Mates in the U.S. that contributed to a 7% unit increase in 2011. We also increased support behind our Hispanic products in the U.S., which included television and a sampling program. This helped drive a 9% increase in sales of Hispanic products which exceeded $100 million for the first time in 2011.

	2011	2010
Interest expense	$51.2	$49.3
Other income, net	2.3	2.2

Interest expense for 2011 was higher than the prior year. This was caused by higher average debt balances, due to our acquisitions in 2011 and a slightly higher weighted-average interest rate.

	2011	2010
Income from consolidated operations before income taxes	$491.4	$462.7
Income taxes	142.6	118.0
Effective tax rate	29.0%	25.5%

The increase in the tax rate in 2011 was due to a lower level of net discrete tax benefits, decreased U.S. foreign tax credits in the current year as compared to the prior year, partially offset by a favorable mix of earnings among our different tax jurisdictions.

Discrete tax benefits in 2011 were $0.8 million compared to $20.1 million in 2010. The $20.1 million in 2010 was mainly due to a $13.9 million reversal of a tax accrual for a closed tax year. This tax accrual was recorded in a prior period based on uncertainties about the tax aspects of transactions related to the reorganization of our European operations and divestment of certain of our joint ventures.

In 2010, U.S. foreign tax credits included the impact of a $108.5 million repatriation of cash from foreign subsidiaries. Due to the mix of foreign earnings related to this cash, the repatriation generated additional tax credits.

In addition, see note 10 of the financial statements for a reconciliation of the U.S. federal statutory tax rate with the effective tax rate.

	2011	2010
Income from unconsolidated operations	$25.4	$25.5

Income from unconsolidated operations decreased $0.1 million in 2011 compared to 2010. We increased income with our unconsolidated joint venture in India, Eastern Condiments, which was completed late in fiscal year 2010. This was offset by investment spending behind our new joint venture in Turkey and decreases in some of our smaller joint ventures. Our largest joint venture, McCormick de Mexico, had net income comparable to the prior year. While this business grew sales 12%, profits were pressured by higher soybean oil cost and a weakening Mexico peso in the fourth quarter of 2011.

We own a 26% share in our Eastern Condiments joint venture and on average own 50% of our other unconsolidated joint ventures. In 2011, sales of these joint ventures grew 32% to $709 million (at 100% of these businesses) with many products marketed under the McCormick name. The Eastern Condiments joint venture added 18%, while existing joint ventures increased sales by 14%.

We reported diluted earnings per share of $2.79 in 2011, compared to $2.75 in 2010. The following table outlines the major components of the change in diluted earnings per share from 2010 to 2011:

2010 Earnings per share—diluted	$ 2.75
2010 Reversal of significant tax accrual	(0.10)
Increased operating income	0.16
Increase in tax rate	(0.02)
Higher interest expense	(0.01)
Effect of lower shares outstanding	0.01
2011 Earnings per share—diluted	$ 2.79

Consumer Business

	2011	2010
Net sales	$2,199.9	$1,999.0
Percent growth	10.0%	4.6%
Operating income	428.4	402.4
Operating income margin	19.5%	20.1%

We grew consumer business sales 10.0% in 2011 when compared to 2010. Higher pricing added 5.1% and favorable foreign exchange rates added 1.8%. Volume and product mix rose 3.1%, which included a 2.6% increase from acquisitions in 2011.

In the Americas, consumer business sales rose 8.2%, primarily as a result of pricing actions which added 6.0%. Our acquisition of Kitchen Basics added 1.1% to sales, other increases in volume and product mix added 0.4% and favorable foreign exchange rates added 0.7%. Increased pricing unfavorably impacted volume and product mix during 2011. In addition, an estimated $10 million in sales shifted from the first quarter of 2011 into the fourth quarter of 2010, as a result of customer purchases in advance of a late 2010 price increase. However, the impact of these reductions to volume and product mix were more than offset by a favorable impact of product innovation, brand marketing support and expanded distribution. New products introduced in 2011 included new Recipe Inspirations, grinders, Grill Mates and reduced sodium dry seasoning mixes. We had particular success with new Zatarain's frozen entrees which helped contribute to a 40% increase in sales of Zatarain's frozen products. A portion of our incremental brand marketing support was directed toward a new advertising campaign for dry seasoning mixes, a Hispanic marketing program that included sampling, and a digital marketing program behind Grill Mates which contributed to a 7% unit increase in Grill Mates sales. New distribution was gained for both brand and private label items in a variety of retail channels that included grocery, warehouse clubs, dollar stores and drug chains.

In Europe, the Middle East and Africa (EMEA), consumer business sales increased 13.5%. Our acquisition of Kamis added 6.5% to sales, favorable foreign exchange rates added 4.2% and pricing actions added 2.8%. In our largest market, France, we achieved solid growth with higher pricing, which was slightly offset by lower volume and product mix. We introduced nearly 40 new products in this market, including an organic line of Ducros spices and herbs and a number of Vahiné dessert items, and gained new distribution with a large grocery retailer. A highly competitive retail environment in the U.K. made sales growth in this market a challenge, even with the introduction of new products and distribution gains into smaller store formats with a major customer. We adapted to this environment by redirecting a portion of our brand marketing support to emphasize the value of our products, accelerating the introduction of new products and working to achieve secondary placement of our brand in retail stores. Export sales into developing markets contributed to growth in 2011 and we improved results in smaller markets such as Spain and Portugal, which experienced significant declines in 2010.

Consumer business sales in the Asia/Pacific region rose 22.5%. Favorable foreign exchange rates added 9.4% to sales, the impact of our new Kohinoor joint venture added 9.1% to sales, other increases in volume and product mix added 2.0% and pricing actions added 2.0%. Sales in China grew 10% in local currency during the year as a result of pricing actions, product introductions and new television advertising. Our business in Australia was unfavorably impacted by a challenging competitive environment, leading to a modest decline in 2011 sales when measured in local currency.

Consumer business operating income increased $26.0 million to $428.4 million, a 6.5% increase from 2010. The profit impact of higher sales and CCI savings were offset in part by increased material costs. We also funded an increased investment in brand marketing support which rose $15 million in 2011, including a $4 million increase that related to acquisitions. Profit from our 2011 acquisitions had a minimal impact on 2011 operating income during a period of integration. In 2011, we recorded $10.9 million of transaction costs related to acquisitions completed in 2011, which lowered operating income margin by 0.5%. Operating income margin was 19.5% in 2011 compared to 20.1% in 2010.

Industrial Business

	2011	2010
Net sales	$1,497.7	$1,337.8
Percent growth	11.9%	4.4%
Operating income	111.9	107.4
Operating income margin	7.5%	8.0%

Sales for the industrial business grew 11.9% from 2010, with higher volume and product mix adding 5.5% to sales. Pricing actions added 3.9% while favorable foreign exchange rates increased sales 2.5%.

In the Americas, industrial business sales rose 10.2%, with a 4.7% increase from favorable volume and product mix, 4.5% from pricing actions and 1.0% from favorable foreign exchange rates. Strong sales to food manufacturers were driven in part by the development of new products and increased demand for snack seasonings and ingredients, particularly in the U.S. and Mexico. While sales to the foodservice industry were favorably impacted by product introductions, a number of our customers were impacted by the weak economy. Both food manufacturers and foodservice customers continue to have an interest in products that feature all natural ingredients, reduced sodium and other healthy attributes. These types of projects accounted for 40% of our product development activity in the U.S. during 2011.

In EMEA, industrial business sales rose 12.3%, with a 5.8% increase from favorable volume and product mix, 2.9% from pricing actions and 3.6% from favorable foreign exchange rates. As in 2010, demand from quick service restaurants was high and continued to be the key sales driver in this region. We had particular strength in the sales of products that we manufacture in our facilities in the U.K., Turkey and South Africa for these customers, and supported their expansion in Russia and the Middle East.

Industrial business sales in the Asia/Pacific region rose 22.0%. Favorable volume and product mix grew sales 10.7%, favorable foreign exchange rates added 9.0% and increased pricing actions added 2.3%. As in EMEA, sales to quick service restaurants were a source of strong growth in 2011. The rapid expansion of quick service restaurants in this region and our new product activity contributed to a 15% increase of industrial business sales in China when measured in local currency. We also supported the expansion of quick service restaurants into India, further adding to our sales growth in this region.

Industrial business operating income increased $4.5 million to $111.9 million, a 4.2% increase from 2010. The profit impact of higher sales and CCI cost savings were offset in part by increased material costs and an investment in our branded foodservice business with $5 million of incremental marketing support. The net effect of these items, along with our sales mix of products during 2011, led to a decline in industrial business operating income margin to 7.5% from 8.0% in 2011. Since 2005 we have improved the operating income margin of this business and expect to achieve further improvements in margin in a less volatile input cost environment and as a result of our development of more value-added, higher margin new products.

NON-GAAP FINANCIAL MEASURES

The tables below include financial measures of net income and diluted earnings per share excluding the benefit of the reversal of a significant tax accrual in 2010. There were no adjustments to 2012 or 2011 financial results. This is a non-GAAP financial measure which is prepared as a complement to our financial results prepared in accordance with United States generally accepted accounting principles. We believe this non-GAAP information is important for purposes of comparison to prior periods and development of future projections and earnings growth prospects. This information is also used by management to measure the profitability of our ongoing operations and analyze our business performance and trends.

In 2010 our discrete tax benefits included a $13.9 million reversal of a tax accrual for a closed tax year. This tax accrual was recorded in a prior period based on uncertainties about the tax aspects of transactions related to the reorganization of our European operations and divestment of certain of our joint ventures. We are treating this $13.9 million discrete tax benefit as a non-GAAP adjustment to our diluted earnings per share. We are providing non-GAAP results that exclude the impact of this reversal as the item to which it relates was recorded as a restructuring charge, and it allows for a better comparison of 2010 financial results to 2011 and 2012. When we had restructuring charges in periods prior to 2010 we used non-GAAP financial measures to display earnings exclusive of these restructuring charges.

These non-GAAP measures may be considered in addition to results prepared in accordance with GAAP, but they should not be considered a substitute for, or superior to, GAAP results. We intend to continue to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. A reconciliation of these non-GAAP measures to GAAP financial results is provided below.

	2012	2011	2010
Net income	**$407.8**	$374.2	$370.2
Reversal of significant tax accrual	—	—	(13.9)
Adjusted net income	**$407.8**	$374.2	$356.3
% increase versus prior year	**9.0%**	5.0%	14.7%
Earnings per share—diluted	**$ 3.04**	$ 2.79	$ 2.75
Reversal of significant tax accrual	—	—	(0.10)
Adjusted earnings per share—diluted	**$ 3.04**	$ 2.79	$ 2.65
% increase versus prior year	**9.0%**	5.3%	12.8%

In addition to the non-GAAP measures for net income and diluted earnings per share, we use total debt to earnings before interest, tax depreciation and amortization (EBITDA) as a measure of leverage. EBITDA and the ratio of total debt to EBITDA are both non-GAAP financial measures. This ratio measures our ability to repay outstanding debt obligations. Our target for total debt to EBITDA, excluding the temporary impact from acquisition activity, is 1.5 to 1.7. We believe that total debt to EBITDA is a meaningful metric to investors in evaluating our financial leverage and may be different than the method used by other companies to calculate total debt to EBITDA.

We define EBITDA as net income plus expenses of interest, income taxes, depreciation and amortization. The following table reconciles our EBITDA to our net income:

	2012	2011	2010
Net income	**$ 407.8**	$ 374.2	$370.2
Depreciation and amortization	**102.8**	98.3	95.1
Interest expense	**54.6**	51.2	49.3
Income tax expense	**139.8**	142.6	118.0
EBITDA	**$ 705.0**	$ 666.3	$632.6
Total debt	**$1,171.8**	$1,252.1	$880.3
Total debt/EBITDA	**1.66**	1.88	1.39

LIQUIDITY AND FINANCIAL CONDITION

	2012	2011	2010
Net cash provided by operating activities	**$ 455.0**	$ 340.0	$ 387.5
Net cash used in investing activities	**(109.0)**	(537.5)	(129.7)
Net cash provided by (used in) financing activities	**(324.3)**	187.8	(261.1)

We generate strong cash flow from operations which enables us to fund operating projects and investments that are designed to meet our growth objectives, increase our dividend, fund capital projects and make share repurchases when appropriate. In 2013, we expect to continue our share repurchase activity and use a portion of our cash flow from operations to help fund our acquisition of Wuhan Asia Pacific Condiments Co., Ltd., which is expected to close mid-year.

In the cash flow statement, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates, as these do not reflect actual cash flows. Accordingly, the amounts in the cash flow statement do not agree with changes in the operating assets and liabilities that are presented in the balance sheet.

The reported values of our assets and liabilities held in our non-U.S. subsidiaries and affiliates can be significantly affected by fluctuations in foreign exchange rates between periods. At November 30, 2012, the exchange rates for the Canadian dollar, Australian dollar, Polish zloty and British pound sterling were slightly higher versus the U.S. dollar compared to 2011. At November 30, 2012, the exchange rate for the Euro and Indian rupee versus the U.S. dollar were lower than at November 30, 2011.

Operating Cash Flow—When 2012 is compared to 2011, the increase in operating cash flow was led by a small decrease in inventory, whereas in 2011 we had a significant increase in inventory. In addition, we generated cash from higher net income in 2012. Our total pension contributions were $104.3 million in 2012 as compared to $42.7 million in 2011, which provided a partial offset to the increases noted above.

When 2011 is compared to 2010, the decrease in operating cash flow was driven by a higher level of inventory in 2011 as compared to the prior year. The increase in inventory in 2011 was largely due to an increase in our strategic positions for a number of spices and herbs, and the higher cost impact of raw materials from inflation. These uses of operating cash were partially offset by a higher level of cash generated from improved net income in 2011. Our total pension contributions were $42.7 million in 2011 as compared to $49.5 million in 2010.

In addition to operating cash flow, we also use cash conversion cycle (CCC) to measure our working capital management. This metric is different than operating cash flow in that it uses average balances instead of specific point in time measures. CCC is a calculation of the number of days, on average, that it takes us to convert a cash outlay for resources, such as raw materials, to a cash inflow from collection of accounts receivable. Our goal is to lower our CCC over time. We calculate CCC as follows:

Days sales outstanding (average trade accounts receivable divided by average daily net sales) plus days in inventory (average inventory divided by average daily cost of goods sold) less days payable outstanding (average trade accounts payable divided by average daily cost of goods sold plus the average daily change in inventory).

The following table outlines our cash conversion cycle (in days) over the last three years:

	2012	2011	2010
Cash Conversion Cycle	**82.1**	86.2	77.3

The decrease in CCC from 2011 to 2012 is mainly due to a decrease in our days in inventory as a result of decreased strategic raw material inventory. The increase in CCC from 2010 to 2011 is largely due to an increase in our days in inventory. In the future we expect to continue to reduce CCC by decreasing our days in inventory.

Investing Cash Flow—The changes in cash used in investing activities from 2010 to 2012 were primarily due to fluctuations in cash used for acquisition of businesses and joint venture interests in 2011 and 2010 with no acquisitions in 2012. We invested $441.4 million and $46.9 million in acquisitions and joint venture interests in 2011 and 2010, respectively. See note 2 of the financial statements for further details of these acquisitions. Capital expenditures were $110.3 million in 2012, $96.7 million in 2011 and $89.0 million in 2010. We expect 2013 capital expenditures to be slightly above depreciation and amortization expense.

Financing Cash Flow—The change in cash flow from financing activities from 2010 to 2012 is primarily due to a change in net borrowings. In 2012, we repaid borrowings of $80.5 million, including short-term borrowings of $76.6 million. In 2011, we issued $250 million of 3.90% notes due 2021, with net cash proceeds received of $247.5 million. The net proceeds from this offering were used to fund in part our acquisition of Kamis. In 2011, we also increased our short-term borrowings by $216.7 million and repaid $100.0 million in long-term debt. In 2010, we repaid borrowings of $114.0 million, which included short-term borrowings of $99.6 million and $14.4 million in long-term debt.

The following table outlines the activity in our share repurchase programs (in millions):

	2012	2011	2010
Number of shares of common stock	**2.4**	1.9	2.0
Dollar amount	**$132.2**	$89.3	$82.5

In June 2010, our Board of Directors authorized a new share repurchase program to purchase up to $400 million of our outstanding shares. In September 2010, we completed a $400 million share repurchase program authorized by the Board in June 2005. As of November 30, 2012, $137 million remained of the new share repurchase program.

The common stock issued in 2012, 2011 and 2010 relates to our stock compensation plans.

Our dividend history over the past three years is as follows:

	2012	2011	2010
Total dividends paid	**$164.7**	$148.5	$138.2
Dividends paid per share	**1.24**	1.12	1.04
Percentage increase per share	**10.7%**	7.7%	8.3%

In November 2012, the Board of Directors approved a 9.7% increase in the quarterly dividend from $0.31 to $0.34 per share. During the past five years, dividends per share have risen at a compound annual rate of 9.1%.

	2012	2011	2010
Total debt/EBITDA	**1.66**	1.88	1.39

The changes in our total debt to EBITDA from 2010 to 2012 are mainly due to changes in our debt in conjunction with acquisition activity and subsequent reduction of that debt. In 2011, we increased our debt levels to help fund our Kohinoor, Kamis and Kitchen Basics acquisitions. During 2012, the debt associated with these acquisitions was reduced to bring our total debt to EBITDA within our target range of 1.5 to 1.7.

Most of our cash is in our foreign subsidiaries. We manage our worldwide cash requirements by considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The permanent repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations, capital projects and future acquisitions. At year-end, we temporarily used $165.6 million of cash from our foreign subsidiaries to pay down short-term debt in the U.S. The average short-term borrowings outstanding for the years ended November 30, 2012 and 2011 were $417.2 million and $344.0 million, respectively. The total average debt outstanding for the years ended November 30, 2012 and 2011 was $1,422.2 million and $1,261.5 million, respectively.

In November 2012, we entered into a total of $50 million of forward starting interest rate swap agreements to manage our interest rate risk associated with the anticipated issuance of at least $50 million of fixed rates notes by August 2013. We intend to issue fixed rate notes in 2013 to retire the $250 million of notes that are coming due in September 2013. We intend to cash settle these swap agreements upon issuance of the fixed rate notes thereby effectively locking in the fixed interest rate in effect at the time the swap agreements were initiated. The fixed rate of these agreements is 1.90%. We have designated these forward starting interest rate swap agreements, which expire on August 28, 2013, as cash flow hedges. The gain or loss on these agreements is deferred in other comprehensive income and will be amortized over the life of the fixed rate notes as a component of interest expense. Hedge ineffectiveness of these agreements was not material in the year.

In May and June 2011, we entered into a total of $200 million of forward U.S. Treasury rate lock agreements to manage the U.S. Treasury portion of our interest rate risk associated with the anticipated issuance of fixed rate notes in July 2011. We cash settled all of these agreements, which were designated as cash flow hedges, for a loss of $0.2 million simultaneous with the issuance of the notes at an all in effective fixed rate of 4.01% on the full $250 million of debt. The loss on these agreements is deferred in other comprehensive income and will be amortized to interest expense over the life of the notes. Hedge ineffectiveness of these agreements was not material.

See notes 5 and 6 of the financial statements for further details of these transactions.

Credit and Capital Markets—While global and European credit markets have stabilized in 2012, the global economy is still fragile. The following summarizes the more significant impacts of credit and capital markets on our business:

CREDIT FACILITIES—Cash flows from operating activities are our primary source of liquidity for funding growth, dividends and capital expenditures. For 2012, the second half of 2010 and the first half of 2011, we also used this cash to make share repurchases. In the first half of 2010, we used operating cash flow to pay down debt incurred in the Lawry's acquisition and did not repurchase shares. In the second half of 2011, we used operating cash flow to help fund our 2011 acquisitions of Kamis, Kohinoor and Kitchen Basics. We also rely on our revolving credit facility, or borrowings backed by this facility, to fund seasonal working capital needs and other general corporate requirements. Our major revolving credit facility has a total committed capacity of $600 million, which expires in 2016. We generally use this facility to support our issuance of commercial paper. If the commercial paper market is not available or viable we could borrow directly under our revolving credit facility. The facility is made available by a syndicate of banks, with various commitments per bank. If any of the banks in this syndicate are unable to perform on their commitments, our liquidity could be impacted, which could reduce our ability to grow through funding of seasonal working capital. In addition to our committed revolving credit facility, we have uncommitted credit facilities for $55.5 million as of November 30, 2012.

We engage in regular communication with all of the banks participating in our credit facilities. During these communications none of the banks have indicated that they may be unable to perform on their commitments. In addition, we periodically review our banking and financing relationships, considering the stability of the institutions and other aspects of the relationships. Based on these communications and our monitoring activities, we believe our banks will perform on their commitments. See also note 5 of the financial statements for more details on our financing arrangements. We believe that our internally generated funds and the existing sources of liquidity under our credit facilities are sufficient to fund ongoing operations.

PENSION ASSETS—We hold investments in equity and debt securities in both our qualified defined benefit pension plans and through a rabbi trust for our nonqualified defined benefit pension plan. Cash payments to pension plans, including unfunded plans, were $104.3 million in 2012, $42.7 million in 2011 and $49.5 million in 2010. Our cash contributions in 2012 include a $35 million contribution made late in the fiscal year to bring the pension plan's funding status within company guidelines. It is expected that the 2013 total pension plan contributions will be approximately $45 million. Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. We base our investment of plan assets, in part, on the duration of each plan's liabilities. Across all plans, approximately 60% of assets are invested in equities, 30% in fixed income investments and 10% in other investments. See also note 8 of the financial statements which provides details on our pension funding.

CUSTOMERS AND COUNTERPARTIES—See the subsequent section of this MD&A under Market Risk Sensitivity—Credit Risk.

ACQUISITIONS

Acquisitions are part of our strategy to increase sales and profits. We have a particular interest in emerging markets.

In August 2012, we signed an agreement to purchase the assets of Wuhan Asia-Pacific Condiments Co., Ltd. (WAPC), a privately held company based in China. The completion of the acquisition is expected to occur in mid-2013, subject to regulatory approval, and will be included in our consumer business segment. We have agreed to acquire the company for approximately $141 million, subject to certain closing adjustments.

In 2011, we purchased the assets of Kitchen Basics, Inc., based in the U.S., for $40 million and the shares of Kamis S.A., based in Poland for $287 million. Both deals are consumer businesses and were financed with a combination of cash and debt. We also completed a joint venture with Kohinoor Foods Ltd. In India. We invested $113 million for an 85% interest in Kohinoor Speciality Foods India Private Limited, financed with a combination of cash and debt. This joint venture is consolidated and included in our consumer business segment. See note 2 of the financial statements for further details of these acquisitions.

PERFORMANCE GRAPH—SHAREHOLDER RETURN

Below is a line graph comparing the yearly change in McCormick's cumulative total shareholder return (stock price appreciation plus reinvestment of dividends) on McCormick's Non-Voting Common Stock with (1) the cumulative total return of the Standard & Poor's 500 Stock Price Index, assuming reinvestment of dividends, and (2) the cumulative total return of the Standard & Poor's Packaged Foods & Meats Index, assuming reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among McCormick & Co., Inc., the S&P 500 Stock Price Index and the S&P Packaged Foods & Meats Index



$200
180
160
140
120
100
80
60
40
20
0
McCormick & Co., Inc.
S&P 500 Stock Price Index
S&P Packaged Foods & Meats Index
11/07
11/08
11/09
11/10
11/11
11/12

*$100 invested on 11/30/07 in stock or index, including reinvestment of dividends. Fiscal year ending November 30.

MARKET RISK SENSITIVITY

We utilize derivative financial instruments to enhance our ability to manage risk, including foreign exchange and interest rate exposures, which exist as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines. The information presented below should be read in conjunction with notes 5 and 6 of the financial statements.

Foreign Exchange Risk—We are exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the U.S. dollar versus the Euro, British pound sterling, Canadian dollar, Polish zloty, Australian dollar, Mexican peso, Chinese renminbi, Indian rupee, Thai baht, Swiss franc and the British pound sterling versus the Euro. We routinely enter into foreign currency exchange contracts to manage certain of these foreign currency risks.

During 2012, the foreign currency translation component in other comprehensive income was principally related to the impact of exchange rate fluctuations on our net investments in France, the U.K., Poland, Canada and Australia. We did not hedge our net investments in subsidiaries and unconsolidated affiliates.

The following table summarizes the foreign currency exchange contracts held at November 30, 2012. All contracts are valued in U.S. dollars using year-end 2012 exchange rates and have been designated as hedges of foreign currency transactional exposures, firm commitments or anticipated transactions.

FOREIGN CURRENCY EXCHANGE CONTRACTS AT NOVEMBER 30, 2012

Currency sold	Currency received	Notional value	Average contractual exchange rate	Fair value
Euro	U.S. dollar	$25.9	1.27	$(0.6)
British pound sterling	U.S. dollar	9.2	1.58	(0.1)
Canadian dollar	U.S. dollar	29.6	1.00	(0.2)
Australian dollar	U.S. dollar	4.8	1.02	(0.1)
Polish zloty	U.S. dollar	10.0	3.42	(0.8)
U.S. dollar	Swiss franc	46.4	0.93	0.2
U.S. dollar	Euro	20.2	1.29	0.1
U.S. dollar	British pound sterling	18.4	1.60	—
British pound sterling	Euro	19.6	0.80	0.4

We have a number of smaller contracts with an aggregate notional value of $4.7 million to purchase or sell other currencies, such as the Swiss franc and the Singapore dollar as of November 30, 2012. The aggregate fair value of these contracts was $0.1 million at November 30, 2012.

Included in the table above are $84.9 million notional value of contracts that have durations of less than 7 days that are used to hedge short-term cash flow funding. Remaining contracts have durations of one to twelve months.

At November 30, 2011, we had foreign currency exchange contracts for the Euro, British pound sterling, Canadian dollar, Australian dollar and Thai baht with a notional value of $127.6 million, all of which matured in 2012. The aggregate fair value of these contracts was $2.3 million at November 30, 2011.

Interest Rate Risk—Our policy is to manage interest rate risk by entering into both fixed and variable rate debt arrangements. We also use interest rate swaps to minimize worldwide financing costs and to achieve a desired mix of fixed and variable rate debt. The table that follows provides principal cash flows and related interest rates, excluding the effect of interest rate swaps and the amortization of any discounts or fees, by fiscal year of maturity at November 30, 2012 and 2011. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.

YEAR OF MATURITY AT NOVEMBER 30, 2012

	2013	2014	2015	2016	Thereafter	Total	Fair value
Debt							
Fixed rate	$252.2	$ 2.0	$200.8	$ 0.2	$556.3	$1,011.5	$1,161.4
Average interest rate	5.25%	5.26%	5.21%	11.94%	5.15%	—	—
Variable rate	$140.7	$ 1.7	$ 0.4	$ 0.5	$ 4.1	$ 147.4	$ 147.4
Average interest rate	0.43%	7.77%	7.77%	7.77%	7.77%	—	—

YEAR OF MATURITY AT NOVEMBER 30, 2011

	2012	2013	2014	2015	Thereafter	Total	Fair value
Debt							
Fixed rate	$ 1.0	$252.0	$ 0.9	$200.0	$555.0	$1,008.9	$1,120.8
Average interest rate	4.13%	5.24%	4.13%	5.20%	5.14%	—	—
Variable rate	$221.4	$ 0.3	$ 0.4	$ 0.5	$ 6.3	$ 228.9	$ 228.9
Average interest rate	0.22%	7.83%	7.83%	7.83%	7.83%	—	—

The table above displays the debt by the terms of the original debt instrument without consideration of fair value, interest rate swaps and any loan discounts or origination fees. Interest rate swaps have the following effects. The fixed interest rate on $100 million of the 5.20% notes due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on 3 month LIBOR minus 0.05% during this period. We issued $250 million of 5.75% notes due in 2017 in December 2007. Forward treasury lock agreements of $150 million were settled upon the issuance of these notes and effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 6.25%. We issued $250 million of 5.25% notes due in 2013 in September 2008. Forward treasury lock agreements of $100 million were settled upon the issuance of these notes and effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 5.54%. We issued $250 million of 3.90% notes due in 2021 in July 2011. Forward treasury lock agreements of $200 million were settled upon the issuance of these notes and effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 4.01%.

Commodity Risk—We purchase certain raw materials which are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other factors beyond our control. Our most significant raw materials are dairy products, pepper, rice, capsicums (red peppers and paprika), onion, soybean oil and wheat. While future movements of raw material costs are uncertain, we respond to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. We generally have not used derivatives to manage the volatility related to this risk. To the extent that we have used derivatives for this purpose, it has not been material to our business.

Credit Risk—The customers of our consumer business are predominantly food retailers and food wholesalers. Consolidations in these industries have created larger customers. In addition, competition has increased with the growth in alternative channels including mass merchandisers, dollar stores, warehouse clubs and discount chains. This has caused some customers to be less profitable and increased our exposure to credit risk. Some of our customers and counterparties are highly leveraged. We continue to closely monitor the credit worthiness of our customers and counterparties. We feel that the allowance for doubtful accounts properly recognizes trade receivables at realizable value. We consider nonperformance credit risk for other financial instruments to be insignificant.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table reflects a summary of our contractual obligations and commercial commitments as of November 30, 2012:

CONTRACTUAL CASH OBLIGATIONS DUE BY YEAR

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Short-term borrowings	$ 140.3	$140.3	—	—	—
Long-term debt	1,018.6	252.6	$204.9	$251.5	$309.6
Operating leases	85.1	23.5	34.9	16.3	10.4
Interest payments	255.2	47.9	68.9	60.2	78.2
Raw material purchase obligations[a]	233.2	233.2	—	—	—
Other purchase obligations[b]	18.9	15.1	3.8	—	—
Total contractual cash obligations	$1,751.3	$712.6	$312.5	$328.0	$398.2

(a) Raw material purchase obligations outstanding as of year-end may not be indicative of outstanding obligations throughout the year due to our response to varying raw material cycles.

(b) Other purchase obligations primarily consist of advertising media commitments and electricity contracts.

In 2013, our pension and postretirement contributions are expected to be approximately $45 million. Pension and postretirement funding can vary significantly each year due to changes in legislation, our significant assumptions and investment return on plan assets. As a result, we have not presented pension and postretirement funding in the table above.

COMMERCIAL COMMITMENTS EXPIRATION BY YEAR

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Guarantees	$ 0.6	$ 0.6	—	—	—
Standby and trade letters of credit	59.2	59.2	—	—	—
Total commercial commitments	$59.8	$59.8	—	—	—

OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as of November 30, 2012 and 2011.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements are issued periodically that affect our current and future operations. See note 1 of the financial statements for further details of these impacts.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

In preparing the financial statements, we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk and financial condition. We believe, given current facts and circumstances, our estimates and assumptions are reasonable, adhere to U.S. GAAP and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates, and estimates may vary as new facts and circumstances arise. In preparing the financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets and prepaid allowances. Our most critical accounting estimates and assumptions are in the following areas:

Customer Contracts

In several of our major geographic markets, the consumer business sells our products by entering into annual or multi-year customer contracts. These contracts include provisions for items such as sales discounts, marketing allowances and performance incentives. These items are expensed based on certain estimated criteria such as sales volume of indirect customers, customers reaching anticipated volume thresholds and marketing spending. We routinely review these criteria and make adjustments as facts and circumstances change.

Goodwill and Intangible Asset Valuation

We review the carrying value of goodwill and non-amortizable intangible assets and conduct tests of impairment on an annual basis as described below. We also test for impairment if events or circumstances indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. We test indefinite-lived intangible assets for impairment if events or changes in circumstances indicate that the asset might be impaired.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates.

Goodwill Impairment

Our reporting units are the same as our operating segments. We calculate fair value of a reporting unit by using a discounted cash flow model. Our discounted cash flow model calculates fair value by present valuing future expected cash flows of our reporting units using our internal cost of capital as the discount rate. We then compare this fair value to the carrying amount of the reporting unit, including intangible assets and goodwill. If the carrying amount of the reporting unit exceeds the calculated fair value, then we would determine the implied fair value of the reporting unit's goodwill. An impairment charge would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value. As of November 30, 2012, we had $1,695.3 million of goodwill recorded in our balance sheet ($1,551.0 million in the consumer segment and $144.3 million in the industrial segment). Our testing indicates that the current fair values of our reporting units are significantly in excess of carrying values. Accordingly we believe that only significant changes in the cash flow assumptions would result in an impairment of goodwill.

Indefinite-lived Intangible Asset Impairment

Our indefinite-lived intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or relief-from-royalty method and then compare that to the carrying amount of the indefinite-lived intangible asset. As of November 30, 2012, we had $256.1 million of brand name assets and trademarks recorded in our balance sheet and none of the balances exceed their estimated fair values. We intend to continue to support our brand names.

Below is a table which outlines the book value of our major brand names and trademarks as of November 30, 2012:

Zatarain's	$106.4
Lawry's	48.0
Kamis	39.9
Kohinoor	21.5
Simply Asia/Thai Kitchen	18.7
Other	21.6
Total	$256.1

Income Taxes

We estimate income taxes and file tax returns in each of the taxing jurisdictions in which we operate and are required to file a tax return. At the end of each year, an estimate for income taxes is recorded in the financial statements. Tax returns are generally filed in the third or fourth quarter of the subsequent year. A reconciliation of the estimate to the final tax return is done at that time which will result in changes to the original estimate. We believe that our tax return positions are fully supported, but tax authorities may challenge certain positions. We evaluate our uncertain tax positions in accordance with the U.S. GAAP guidance for uncertainty in income taxes. We believe that our reserve for uncertain tax positions, including related interest, is adequate. The amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Management has recorded valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and tax planning strategies in assessing the need for a valuation allowance. Both future taxable income and tax planning strategies include a number of estimates.

Pension and Postretirement Benefits

Pension and other postretirement plans' costs require the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trend rates. The actuarial assumptions used in our pension and postretirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and postretirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results. A 1% increase or decrease in the actuarial assumption for the discount rate would impact 2013 pension and postretirement benefit expense by approximately $20 million. A 1% increase or decrease in the expected return on plan assets would impact 2013 pension expense by approximately $8 million. In addition, see the preceding sections of MD&A and note 8 of the financial statements for a discussion of these assumptions and the effects on the financial statements.

Stock-Based Compensation

We estimate the fair value of our stock-based compensation using fair value pricing models which require the use of significant assumptions for expected volatility of stock, dividend yield and risk-free interest rate. Our valuation methodology and significant assumptions used are disclosed in note 9 of the financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This information is set forth in the "Market Risk Sensitivity" section of "Management's Discussion and Analysis" and in note 6 of the financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF MANAGEMENT

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles and include amounts based on our estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the financial statements.

We are also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Business Ethics Policy. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets periodically with members of management, the internal auditors and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent auditors and internal auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded with reasonable assurance that our internal control over financial reporting was effective as of November 30, 2012.

Our internal control over financial reporting as of November 30, 2012 has been audited by Ernst & Young LLP.



Alan D. Wilson — *Chairman, President & Chief Executive Officer*



Gordon M. Stetz, Jr. — *Executive Vice President & Chief Financial Officer*



Kenneth A. Kelly, Jr. — *Senior Vice President & Controller Chief Accounting Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Internal Control Over Financial Reporting

The Board of Directors and Shareholders of
McCormick & Company, Incorporated

We have audited McCormick & Company, Incorporated's internal control over financial reporting as of November 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). McCormick & Company, Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, McCormick & Company, Incorporated maintained, in all material respects, effective internal control over financial reporting as of November 30, 2012 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of McCormick & Company, Incorporated as of November 30, 2012 and 2011 and the related consolidated income statements, statements of shareholders' equity and cash flow statements for each of the three years in the period ended November 30, 2012, and our report dated January 25, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
January 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Consolidated Financial Statements

The Board of Directors and Shareholders of
McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated as of November 30, 2012 and 2011, and the related consolidated income statements, statements of shareholders' equity, and cash flow statements for each of the three years in the period ended November 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated at November 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), McCormick & Company, Incorporated's internal control over financial reporting as of November 30, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 25, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
January 25, 2013

CONSOLIDATED INCOME STATEMENT

for the year ended November 30 (millions except per share data)	**2012**	2011	2010
Net sales	**$4,014.2**	$3,697.6	$3,336.8
Cost of goods sold	**2,396.4**	2,175.1	1,919.1
Gross profit	**1,617.8**	1,522.5	1,417.7
Selling, general and administrative expense	**1,039.5**	982.2	907.9
Operating income	**578.3**	540.3	509.8
Interest expense	**54.6**	51.2	49.3
Other income, net	**2.4**	2.3	2.2
Income from consolidated operations before income taxes	**526.1**	491.4	462.7
Income taxes	**139.8**	142.6	118.0
Net income from consolidated operations	**386.3**	348.8	344.7
Income from unconsolidated operations	**21.5**	25.4	25.5
Net income	**$ 407.8**	$ 374.2	$ 370.2
Earnings per share—basic	**$ 3.07**	$ 2.82	$ 2.79
Earnings per share—diluted	**$ 3.04**	$ 2.79	$ 2.75

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

at November 30 (millions)	**2012**	2011
Assets		
Cash and cash equivalents	**$ 79.0**	$ 53.9
Trade accounts receivable, less allowances of $4.0 for 2012 and $4.5 for 2011	**465.9**	427.0
Inventories	**615.0**	613.7
Prepaid expenses and other current assets	**125.5**	128.3
Total current assets	**1,285.4**	1,222.9
Property, plant and equipment, net	**547.3**	523.1
Goodwill	**1,695.3**	1,694.2
Intangible assets, net	**323.5**	350.0
Investments and other assets	**313.9**	297.6
Total assets	**$4,165.4**	$4,087.8
Liabilities		
Short-term borrowings	**$ 140.3**	$ 217.0
Current portion of long-term debt	**252.3**	5.4
Trade accounts payable	**375.8**	366.6
Other accrued liabilities	**419.2**	404.3
Total current liabilities	**1,187.6**	993.3
Long-term debt	**779.2**	1,029.7
Other long-term liabilities	**498.4**	446.3
Total liabilities	**$2,465.2**	$2,469.3
Shareholders' equity		
Common stock, no par value; authorized 320.0 shares; issued and outstanding: 2012—12.4 shares, 2011—12.4 shares	**332.6**	303.5
Common stock non-voting, no par value; authorized 320.0 shares; issued and outstanding: 2012—120.1 shares, 2011—120.5 shares	**575.6**	518.4
Retained earnings	**934.6**	838.8
Accumulated other comprehensive loss	**(159.9)**	(59.0)
Non-controlling interests	**17.3**	16.8
Total shareholders' equity	**1,700.2**	1,618.5
Total liabilities and shareholders' equity	**$4,165.4**	$4,087.8

See Notes to Consolidated Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended November 30 (millions)	**2012**	2011	2010
Operating activities			
Net income	**$ 407.8**	$ 374.2	$ 370.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**102.8**	98.3	95.1
Stock-based compensation	**20.2**	13.0	11.9
Loss (gain) on sale of assets	**0.8**	0.8	(0.1)
Deferred income taxes	**24.3**	38.0	10.5
Income from unconsolidated operations	**(21.5)**	(25.4)	(25.5)
Changes in operating assets and liabilities:			
Trade accounts receivable	**(38.8)**	(8.6)	(38.2)
Inventories	**1.2**	(111.3)	(26.8)
Trade accounts payable	**8.2**	49.3	10.5
Other assets and liabilities	**(65.6)**	(104.5)	(38.1)
Dividends received from unconsolidated affiliates	**15.6**	16.2	18.0
Net cash provided by operating activities	**455.0**	340.0	387.5
Investing activities			
Acquisitions of businesses and joint venture interests	**—**	(441.4)	(46.9)
Capital expenditures	**(110.3)**	(96.7)	(89.0)
Proceeds from sale of property, plant and equipment	**1.3**	0.6	6.2
Net cash used in investing activities	**(109.0)**	(537.5)	(129.7)
Financing activities			
Short-term borrowings, net	**(76.6)**	216.7	(99.6)
Long-term debt borrowings	**0.8**	252.0	—
Long-term debt repayments	**(4.7)**	(101.1)	(14.4)
Proceeds from exercised stock options	**53.1**	58.0	73.6
Common stock acquired by purchase	**(132.2)**	(89.3)	(82.5)
Dividends paid	**(164.7)**	(148.5)	(138.2)
Net cash provided by (used in) financing activities	**(324.3)**	187.8	(261.1)
Effect of exchange rate changes on cash and cash equivalents	**3.4**	12.8	14.6
Increase in cash and cash equivalents	**25.1**	3.1	11.3
Cash and cash equivalents at beginning of year	**53.9**	50.8	39.5
Cash and cash equivalents at end of year	**$ 79.0**	$ 53.9	$ 50.8

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(millions)	Common Stock Shares	Common Stock Non-Voting Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interests	Total Shareholders' Equity
Balance, November 30, 2009	12.3	119.5	$634.0	$ 591.5	$ 109.1	$ 8.9	$1,343.5
Comprehensive income:							
Net income				370.2			370.2
Net income attributable to non-controlling interest						0.6	0.6
Currency translation adjustments					(108.5)	0.1	(108.4)
Change in derivative financial instruments, net of tax of $1.2					(0.1)		(0.1)
Unrealized components of pension plans, net of tax of $3.6					(4.2)		(4.2)
Comprehensive income							258.1
Dividends				(141.3)			(141.3)
Dividends attributable to non-controlling interest						(0.6)	(0.6)
Stock-based compensation			11.9				11.9
Shares purchased and retired	(1.5)	(2.3)	(38.8)	(119.5)			(158.3)
Shares issued, including tax benefit of $17.5	3.8	1.3	149.4				149.4
Equal exchange	(2.1)	2.1					—
Balance, November 30, 2010	12.5	120.6	$756.5	$ 700.9	$ (3.7)	$ 9.0	$1,462.7
Comprehensive income:							
Net income				374.2			374.2
Net income attributable to non-controlling interest						0.8	0.8
Currency translation adjustments					(3.9)	(4.3)	(8.2)
Change in derivative financial instruments, net of tax of $1.0					2.8		2.8
Unrealized components of pension plans, net of tax of $26.8					(54.2)		(54.2)
Comprehensive income							315.4
Non-controlling interest of acquired business						11.9	11.9
Dividends				(152.5)			(152.5)
Dividends attributable to non-controlling interest						(0.6)	(0.6)
Stock-based compensation			13.0				13.0
Shares purchased and retired	(0.3)	(1.8)	(12.6)	(83.8)			(96.4)
Shares issued, including tax benefit of $12.5	1.4	0.5	65.0				65.0
Equal exchange	(1.2)	1.2					—
Balance, November 30, 2011	12.4	120.5	$821.9	$ 838.8	$ (59.0)	$16.8	$1,618.5
Comprehensive income:							
Net income				**407.8**			**407.8**
Net income attributable to non-controlling interest						**1.9**	**1.9**
Currency translation adjustments					**(14.6)**	**(0.9)**	**(15.5)**
Change in derivative financial instruments, net of tax of $0.6					**(1.8)**		**(1.8)**
Unrealized components of pension plans, net of tax of $42.4					**(84.5)**		**(84.5)**
Comprehensive income							**307.9**
Dividends				**(168.4)**			**(168.4)**
Dividends attributable to non-controlling interest						**(0.5)**	**(0.5)**
Stock-based compensation			**20.2**				**20.2**
Shares purchased and retired	**(0.6)**	**(2.4)**	**(25.5)**	**(143.6)**			**(169.1)**
Shares issued, including the tax benefit of $13.3	**2.0**	**0.6**	**91.6**				**91.6**
Equal exchange	**(1.4)**	**1.4**					**—**
Balance, November 30, 2012	**12.4**	**120.1**	**$908.2**	**$ 934.6**	**$(159.9)**	**$17.3**	**$1,700.2**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The financial statements include the accounts of our majority-owned or controlled subsidiaries and affiliates. Intercompany transactions have been eliminated. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Accordingly, our share of net income or loss of unconsolidated affiliates is included in net income.

Use of Estimates

Preparation of financial statements that follow accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual amounts could differ from these estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard or average costs which approximate the first-in, first-out costing method.

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost and depreciated over its estimated useful life using the straight-line method for financial reporting and both accelerated and straight-line methods for tax reporting. The estimated useful lives range from 20 to 40 years for buildings and 3 to 12 years for machinery, equipment and computer software. Repairs and maintenance costs are expensed as incurred.

We capitalize costs of software developed or obtained for internal use. Capitalized software development costs include only (1) direct costs paid to others for materials and services to develop or buy the software, (2) payroll and payroll-related costs for employees who work directly on the software development project and (3) interest costs while developing the software. Capitalization of these costs stops when the project is substantially complete and ready for use. Software is amortized using the straight-line method over a range of 3 to 8 years, but not exceeding the expected life of the product. We capitalized $20.5 million of software during the year ended November 30, 2012, $17.3 million during the year ended November 30, 2011 and $13.3 million during the year ended November 30, 2010.

Goodwill and Other Intangible Assets

We review the carrying value of goodwill and indefinite-lived intangible assets and conduct tests of impairment on an annual basis as described below. We also test goodwill for impairment if events or circumstances indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount and test indefinite-lived intangible assets for impairment if events or changes in circumstances indicate that the asset might be impaired. Separable intangible assets that have finite useful lives are amortized over those lives.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Goodwill Impairment

Our reporting units used to assess potential goodwill impairment are the same as our business segments. We calculate fair value of a reporting unit by using a discounted cash flow model and then compare that to the carrying amount of the reporting unit, including intangible assets and goodwill. If the carrying amount of the reporting unit exceeds the calculated fair value, then we would determine the implied fair value of the reporting unit's goodwill. An impairment charge would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value.

Indefinite-lived Intangible Asset Impairment

Our indefinite-lived intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or relief-from-royalty method and then compare that to the carrying amount of the indefinite-lived intangible asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recorded to the extent the recorded indefinite-lived intangible asset exceeds the fair value.

Revenue Recognition

We recognize revenue when we have an agreement with the customer, the product has been delivered to the customer, the sales price is fixed and collectability is reasonably assured. We reduce revenue for estimated product returns, allowances and price discounts based on historical experience and contractual terms.

Trade allowances, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Revenue is recorded net of trade allowances.

Trade accounts receivable are amounts billed and currently due from customers. We have an allowance for doubtful accounts to reduce our receivables to their net realizable value. We estimate the allowance for doubtful accounts based on our history of collections and the aging of our receivables.

Shipping and Handling
Shipping and handling costs on our products sold to customers are included in selling, general and administrative expense in the income statement. Shipping and handling expense was $94.8 million, $89.4 million and $77.7 million for 2012, 2011 and 2010, respectively.

Research and Development
Research and development costs are expensed as incurred and are included in selling, general and administrative expense in the income statement. Research and development expense was $57.8 million, $58.1 million and $52.7 million for 2012, 2011 and 2010, respectively.

Brand Marketing Support
Total brand marketing support costs, which are included in selling, general and administrative expense in the income statement, were $198.3 million, $187.3 million and $167.2 million for 2012, 2011 and 2010, respectively. Brand marketing support costs include advertising, promotions and customer trade funds used for cooperative advertising. Promotion costs include consumer promotions, point of sale materials and sampling programs. Advertising costs include the development, production and communication of advertisements through print, television, radio, digital and in-store displays. These advertisements are expensed in the period in which they first run. Advertising expense was $86.2 million, $77.2 million and $71.7 million for 2012, 2011 and 2010, respectively.

Recently Issued Accounting Pronouncements
In June 2011, the FASB issued ASU No. 2011-5 *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. This guidance is intended to increase the prominence of other comprehensive income in financial statements by presenting it in either a single statement or two-statement approach. This new accounting pronouncement is effective for our first quarter of 2013, and we do not expect any material impact on our financial statements from adoption.

2. ACQUISITIONS

Acquisitions are part of our strategy to increase sales and profits.

In August 2012, we signed an agreement to purchase the assets of Wuhan Asia-Pacific Condiments Co., Ltd. (WAPC), a privately held company based in China. The completion of the acquisition is expected to occur in mid-2013, subject to regulatory approval. WAPC manufactures and markets DaQiao and ChuShiLe brand bouillon products, which have a leading position in the central region of China. At the time of the execution of the agreement, annual sales of WAPC were approximately $115 million, which will be included in our consumer business segment following completion of the acquisition. We have agreed to acquire the company for approximately $141 million, subject to certain closing adjustments.

In September 2011, we entered into a joint venture with Kohinoor Foods Ltd. in India whereby we invested $113.0 million for an 85% interest in the joint venture, Kohinoor Speciality Foods India Private Limited (Kohinoor), which was financed with a combination of cash and debt. This joint venture is consolidated and included in our consumer business segment from the date of acquisition. Kohinoor sells branded basmati rice and other food products in India and had annual sales of approximately $85 million at the time of the formation of the joint venture. During the fourth quarter of 2012, we completed the final valuation of the assets for Kohinoor which resulted in $6.0 million allocated to tangible net assets, $40.7 million allocated to other intangible assets, $78.2 million allocated to goodwill and $11.9 million allocated to non-controlling interests.

In September 2011, we also purchased all of the outstanding shares of Kamis S.A. (Kamis), which produces and sells branded spices, seasonings and mustards in Poland. Kamis also distributes products into Russia and parts of Central and Eastern Europe and had annual net sales of approximately $105 million at the time of acquisition. The purchase price was $287.1 million, which was financed with a combination of cash and debt. Kamis is included in our consumer business segment from the date of acquisition. During the fourth quarter of 2012, we completed the final valuation of the assets for Kamis which resulted in $41.3 million allocated to tangible net assets, $59.3 million allocated to other intangible assets and $186.5 million allocated to goodwill.

In July 2011, we purchased the assets of Kitchen Basics, Inc. (Kitchen Basics) for $40.0 million, financed with a combination of cash and debt. Kitchen Basics sells a brand of ready-to-serve, shelf stable stock in North America with annual sales of approximately $25 million at the time of the acquisition. Kitchen Basics is included in our consumer business segment from the date of acquisition. During the third quarter of 2012, we completed the final valuation of the assets of Kitchen Basics which resulted in $6.4 million allocated to tangible net assets, $8.0 million allocated to other intangible assets and $25.6 million allocated to goodwill. We expect goodwill to be deductible for tax purposes.

The completion of the final valuations of Kohinoor, Kamis and Kitchen Basics in 2012 did not result in material changes from the preliminary purchase price allocations so retrospective adjustments to prior financial statements were not necessary.

In November 2010, we completed our purchase of a 26% non-controlling interest in Eastern Condiments Private Limited (Eastern) in cash for a total cost of $37.7 million. Eastern, based in India, sells branded spices, seasonings and other related food products in India and the Middle East.

During the year ended November 30, 2012, we recorded $1.7 million in transaction-related expenses associated with the WAPC acquisition expected to be completed next year in selling, general and administrative expenses in our income statement. For the year ended November 30, 2011 and 2010, we recorded $10.9 million and $0.1 million, respectively, in transaction-related expenses associated with acquisitions completed in those years.

The unaudited proforma combined historical results, as if Kohinoor and Kamis had been acquired at the beginning of fiscal 2011 and 2010 are estimated to be:

(millions, except per share data)	2011	2010
Net sales	$3,839.1	$3,537.4
Net income	383.1	381.5
Earnings per share—diluted	2.85	2.83

The proforma results include amortization of certain intangible assets and interest expense on debt assumed to finance the acquisitions based on the purchase price paid in 2011. These proforma results are not adjusted for changes in the business that will take place subsequent to our acquisition of these businesses. The proforma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each fiscal period presented, nor are they indicative of future consolidated results.

Proforma financial information for the acquisitions of Kitchen Basics and Eastern has not been presented because the financial impact is not material.

3. GOODWILL AND INTANGIBLE ASSETS

The following table displays intangible assets as of November 30, 2012 and 2011:

	2012		2011	
(millions)	**Gross carrying amount**	**Accumulated amortization**	Gross carrying amount	Accumulated amortization
Finite-lived intangible assets	**$ 80.9**	**$25.0**	$ 82.8	$21.1
Indefinite-lived intangible assets:				
Goodwill	**1,695.3**		1,694.2	
Brand names	**256.1**		277.0	
Trademarks	**11.5**		11.3	
	1,962.9		1,982.5	
Total goodwill and intangible assets	**$ 2,043.8**	**$25.0**	$ 2,065.3	$21.1

Intangible asset amortization expense was $4.3 million, $3.3 million and $3.5 million for 2012, 2011 and 2010, respectively. At November 30, 2012, finite-lived intangible assets had a weighted-average remaining life of approximately 15 years.

The changes in the carrying amount of goodwill by segment for the years ended November 30, 2012 and 2011 were as follows:

	2012		2011	
(millions)	**Consumer**	**Industrial**	Consumer	Industrial
Beginning of year	**$1,550.7**	**$143.5**	$1,273.3	$144.1
Changes in purchase price allocation	**26.2**	—	—	—
Goodwill acquired	—	—	261.9	—
Foreign currency fluctuations	**(25.9)**	**0.8**	15.5	(0.6)
End of year	**$1,551.0**	**$144.3**	$1,550.7	$143.5

4. INVESTMENTS IN AFFILIATES

Summarized annual and year-end information from the financial statements of unconsolidated affiliates representing 100% of the businesses follows:

(millions)	**2012**	2011	2010
Net sales	**$727.1**	$708.5	$538.3
Gross profit	**229.2**	238.7	205.2
Net income	**47.1**	57.2	51.6
Current assets	**$274.4**	$272.0	$245.2
Noncurrent assets	**104.2**	86.5	81.5
Current liabilities	**129.9**	113.2	105.9
Noncurrent liabilities	**20.5**	32.1	26.5

Our share of undistributed earnings of unconsolidated affiliates was $71.2 million at November 30, 2012. Royalty income from unconsolidated affiliates was $17.1 million, $16.1 million and $14.5 million for 2012, 2011 and 2010, respectively.

Our principal earnings from unconsolidated affiliates is from our 50% interest in McCormick de Mexico, S.A. de C.V. Profit from this joint venture represented 82% of income from unconsolidated operations in 2012, and 76% in 2011 and 2010.

5. FINANCING ARRANGEMENTS

Our outstanding debt was as follows at November 30:

(millions)	2012	2011
Short-term borrowings		
Commercial paper	**$ 138.4**	$ 216.0
Other	**1.9**	1.0
	$ 140.3	$ 217.0
Weighted-average interest rate of short-term borrowings at year-end	**0.4%**	0.2%
Long-term debt		
5.25% notes due 2013[1]	**$ 250.0**	$ 250.0
5.20% notes due 2015[2]	**200.0**	200.0
5.75% notes due 2017[3]	**250.0**	250.0
3.90% notes due 2021[4]	**250.0**	250.0
7.63%–8.12% notes due 2024	**55.0**	55.0
Other	**13.6**	15.8
Unamortized discounts and fair value adjustments	**12.9**	14.3
	1,031.5	1,035.1
Less current portion	**252.3**	5.4
	$ 779.2	$1,029.7

(1) Interest rate swaps, settled upon the issuance of these notes in 2008, effectively fixed the interest rate on the $250 million notes at a weighted-average fixed rate of 5.54%.

(2) The fixed interest rate on $100 million of the 5.20% notes due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on 3 month LIBOR minus 0.05% during this period (our effective rate as of November 30, 2012 was 0.34%).

(3) Interest rate swaps, settled upon the issuance of these notes in 2007, effectively fixed the interest rate on the $250 million notes at a weighted-average fixed rate of 6.25%.

(4) Interest rate swaps, settled upon the issuance of these notes in 2011, effectively fixed the interest rate on the $250 million notes at a weighted-average fixed rate of 4.01%.

Maturities of long-term debt during the years subsequent to November 30, 2013 are as follows (in millions):

2014	$ 3.7
2015	201.2
2016	0.7
2017	250.8
Thereafter	309.6

In July 2011, we issued $250 million of 3.90% notes due 2021, with net cash proceeds received of $247.5 million. Interest is payable semiannually in arrears in January and July of each year. Of these notes, $200 million were subject to interest rate hedges as further disclosed in note 6. The net proceeds from this offering were used to fund, in part, our acquisition of Kamis in 2011.

We have available credit facilities with domestic and foreign banks for various purposes. Some of these lines are committed lines and others are uncommitted lines and could be withdrawn at various times. In June 2011, we entered into a five-year $600 million revolving credit facility, which will expire in June 2016. The pricing for this credit facility, on a fully drawn basis, is LIBOR plus 0.875%. This credit facility supports our commercial paper program and we have $461.6 million of capacity at November 30, 2012, after $138.4 million was used to support issued commercial paper. In addition, we have several uncommitted lines which have a total unused capacity at November 30, 2012 of $53.6 million. These lines by their nature can be withdrawn based on the lenders' discretion. Committed credit facilities require a fee and annual commitment fees at November 30, 2012 and 2011 were $0.5 million and $0.4 million, respectively.

Rental expense under operating leases (primarily buildings and equipment) was $32.7 million in 2012, $31.9 million in 2011 and $27.3 million in 2010. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

2013	$23.5
2014	19.3
2015	15.6
2016	9.1
2017	7.2
Thereafter	10.4

At November 30, 2012, we had guarantees outstanding of $0.6 million with terms of one year or less. At November 30, 2012 and 2011, we had outstanding letters of credit of $59.2 million and $53.6 million, respectively. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The unused portion of our letter of credit facility was $14.3 million at November 30, 2012.

6. FINANCIAL INSTRUMENTS

We use derivative financial instruments to enhance our ability to manage risk, including foreign currency and interest rate exposures, which exist as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instrument and all derivatives are designated as hedges. The use of derivative financial instruments is monitored through regular communication with senior management and the use of written guidelines.

Foreign Currency

We are potentially exposed to foreign currency fluctuations affecting net investments, transactions and earnings denominated in foreign currencies. We selectively hedge the potential effect of these foreign currency fluctuations by entering into foreign currency exchange contracts with highly-rated financial institutions.

Contracts which are designated as hedges of anticipated purchases denominated in a foreign currency (generally purchases of raw materials in U.S. dollars by operating units outside the U.S.) are considered cash flow hedges. The gains and losses on these contracts are deferred in other comprehensive income until the hedged item is recognized in cost of goods sold, at which time the net amount deferred in other comprehensive income is also recognized in cost of goods sold. Gains and losses from hedges of assets, liabilities or firm commitments are recognized through income, offsetting the change in fair value of the hedged item.

At November 30, 2012, we had foreign currency exchange contracts to purchase or sell $188.8 million of foreign currencies versus $127.6 million at November 30, 2011. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency or hedges of foreign currency denominated assets or liabilities. Hedge ineffectiveness was not material. At November 30, 2012, we had $84.9 million of notional contracts that have durations of less than seven days that are used to hedge short-term cash flow funding. The remaining contracts have durations of one to twelve months.

Interest Rates

We finance a portion of our operations with both fixed and variable rate debt instruments, primarily commercial paper, notes and bank loans. We utilize interest rate swap agreements to minimize worldwide financing costs and to achieve a desired mix of variable and fixed rate debt.

In November 2012, we entered into a total of $50 million of forward starting interest rate swap agreements to manage our interest rate risk associated with the anticipated issuance of at least $50 million of fixed rates notes by August 2013. We intend to cash settle these agreements upon issuance of the fixed rate notes thereby effectively locking in the fixed interest rate in effect at the time the swap agreements were initiated. The fixed rate of these agreements is 1.90%. We have designated these forward starting interest rate swap agreements, which expire on August 28, 2013, as cash flow hedges. The gain or loss on these agreements is deferred in other comprehensive income and will be amortized over the life of the fixed rate notes as a component of interest expense. Hedge ineffectiveness of these agreements was not material in the year.

In May and June 2011, we entered into a total of $200 million of forward U.S. Treasury rate lock agreements to manage the U.S. Treasury portion of our interest rate risk associated with the anticipated issuance of fixed rate notes in July 2011. We cash settled all of these agreements, which were designated as cash flow hedges, for a loss of $0.2 million simultaneous with the issuance of the notes at an effective fixed rate of 4.01% on the full $250 million of debt. The loss on these agreements is deferred in other comprehensive income and will be amortized to interest expense over the 10-year life of the notes. Hedge ineffectiveness of these agreements was not material.

In March 2006, we entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 5.20% and pay a variable rate of interest based on three-month LIBOR minus .05%. We designated these swaps, which expire in December 2015, as fair value hedges of the changes in fair value of $100 million of the $200 million 5.20% medium-term notes due 2015 that we issued in December 2005. Any unrealized gain or loss on these swaps will be offset by a corresponding increase or decrease in the value of the hedged debt. No hedge ineffectiveness is recognized as the interest rate swaps qualify for the "shortcut" treatment as defined under U.S. Generally Accepted Accounting Principles.

The following tables disclose the derivative instruments on our balance sheet as of November 30, 2012 and 2011, which are all recorded at fair value:

As of November 30, 2012:

(millions)	Asset Derivatives			Liability Derivatives		
Derivatives	**Balance sheet location**	**Notional amount**	**Fair value**	**Balance sheet location**	**Notional amount**	**Fair value**
Interest rate contracts	**Other current assets**	**$100.0**	**$16.7**	**Other accrued liabilities**	**$50.0**	**$0.1**
Foreign exchange contracts	**Other current assets**	**123.1**	**0.9**	**Other accrued liabilities**	**65.7**	**1.9**
Total			**$17.6**			**$2.0**

As of November 30, 2011:

(millions)	Asset Derivatives			Liability Derivatives		
Derivatives	Balance sheet location	Notional amount	Fair value	Balance sheet location	Notional amount	Fair value
Interest rate contracts	Other current assets	$100.0	$18.9	—	—	—
Foreign exchange contracts	Other current assets	97.4	2.7	Other accrued liabilities	$30.2	$0.4
Total			$21.6			$0.4

The following tables disclose the impact of derivative instruments on other comprehensive income (OCI), accumulated other comprehensive income (AOCI) and our income statement for the years ended November 30, 2012, 2011 and 2010:

Fair value hedges (millions)

Derivative	Income statement location	Income (expense) 2012	2011	2010
Interest rate contracts	Interest expense	**$4.7**	$4.9	$4.9

Cash flow hedges (millions)

	Gain (loss) recognized in OCI				Gain (loss) reclassified from AOCI		
Derivative	**2012**	2011	2010	Income statement location	**2012**	2011	2010
Interest rate contracts	**$(0.1)**	—	—	Interest expense	**$(1.4)**	$(1.4)	$(1.4)
Foreign exchange contracts	**(2.4)**	$(0.4)	$(0.9)	Cost of goods sold	**0.6**	(3.4)	(0.1)
Total	**$(2.5)**	$(0.4)	$(0.9)		**$(0.8)**	$(4.8)	$(1.5)

The amount of gain or loss recognized in income on the ineffective portion of derivative instruments is not material. The net amount of other comprehensive income expected to be reclassified into income related to these contracts in the next 12 months is a $2.8 million decrease to earnings.

Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments at November 30, 2012 and 2011 were as follows:

	2012		2011	
(millions)	**Carrying amount**	**Fair value**	Carrying amount	Fair value
Long-term investments	**$ 86.1**	**$ 86.1**	$ 71.4	$ 71.4
Long-term debt	**1,031.5**	**1,168.5**	1,035.1	1,136.6
Derivatives related to:				
Interest rates (assets)	**16.7**	**16.7**	18.9	18.9
Interest rates (liabilities)	**0.1**	**0.1**	—	—
Foreign currency (assets)	**0.9**	**0.9**	2.7	2.7
Foreign currency (liabilities)	**1.9**	**1.9**	0.4	0.4

Because of their short-term nature, the amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term borrowings and trade accounts payable approximate fair value.

Investments in affiliates are not readily marketable, and it is not practicable to estimate their fair value. Long-term investments are comprised of fixed income and equity securities held on behalf of employees in certain employee benefit plans and are stated at fair value on the balance sheet. The cost of these investments was $69.6 million and $59.7 million at November 30, 2012 and 2011, respectively.

Concentrations of Credit Risk

We are potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. The customers of our consumer business are predominantly food retailers and food wholesalers. Consolidations in these industries have created larger customers. In addition, competition has increased with the growth in alternative channels including mass merchandisers, dollar stores, warehouse clubs and discount chains. This has caused some customers to be less profitable and increased our exposure to credit risk. Because we have a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable, there was no material concentration of credit risk in these accounts at November 30, 2012. Current credit markets are highly volatile and some of our customers and counterparties are highly leveraged. We continue to closely monitor the credit worthiness of our customers and counterparties. We believe that the allowance for doubtful accounts properly recognized trade receivables at realizable value. We consider nonperformance credit risk for other financial instruments to be insignificant.

7. FAIR VALUE MEASUREMENTS

Fair value can be measured using valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). Accounting standards utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect management's own assumptions.

Our population of assets and liabilities subject to fair value measurements on a recurring basis at November 30, 2012 and 2011 are as follows:

		Fair value measurements using fair value hierarchy as of November 30, 2012		
(millions)	**Fair value**	**Level 1**	**Level 2**	**Level 3**
Assets				
Cash and cash equivalents	**$ 79.0**	**$79.0**	**—**	**—**
Insurance contracts	**72.5**	**—**	**$72.5**	**—**
Bonds and other long-term investments	**13.6**	**13.6**	**—**	
Interest rate derivatives	**16.7**	**—**	**16.7**	**—**
Foreign currency derivatives	**0.9**	**—**	**0.9**	**—**
Total	**$182.7**	**$92.6**	**$90.1**	**—**
Liabilities				
Foreign currency derivatives	**$ 1.9**	**—**	**$ 1.9**	
Interest rate derivatives	**0.1**	**—**	**0.1**	**—**
Total	**$ 2.0**	**—**	**$ 2.0**	**—**

		Fair value measurements using fair value hierarchy as of November 30, 2011		
(millions)	Fair value	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents	$ 53.9	$53.9	—	—
Insurance contracts	59.1	—	$59.1	—
Bonds and other long-term investments	12.3	12.3	—	
Interest rate derivatives	18.9	—	18.9	—
Foreign currency derivatives	2.7	—	2.7	—
Total	$146.9	$66.2	$80.7	—
Liabilities				
Foreign currency derivatives	$ 0.4	—	$ 0.4	—
Total	$ 0.4	—	$ 0.4	—

The fair values of insurance contracts are based upon the underlying values of the securities in which they are invested and are from quoted market prices from various stock and bond exchanges for similar type assets. The fair values of bonds and other long-term investments are based on quoted market prices from various stock and bond exchanges. The fair values for interest rate and foreign currency derivatives are based on values for similar instruments using models with market based inputs.

8. EMPLOYEE BENEFIT AND RETIREMENT PLANS

We sponsor defined benefit pension plans in the U.S. and certain foreign locations. In addition, we sponsor defined contribution plans in the U.S. and contribute to government-sponsored retirement plans in locations outside the U.S. We also currently provide postretirement medical and life insurance benefits to certain U.S. employees.

Included in accumulated other comprehensive (loss) at November 30, 2012 was $479.0 million ($320.5 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service credit that have not yet been recognized in net periodic pension or postretirement benefit cost. We expect to recognize $36.0 million ($23.8 million net of tax) of actuarial losses, net of prior service credit in net periodic pension and postretirement benefit expense during 2013.

Defined Benefit Pension Plans

The significant assumptions used to determine benefit obligations are as follows as of November 30:

	United States		International	
	2012	2011	**2012**	2011
Discount rate—funded plan	**4.3%**	5.5%	**4.4%**	5.1%
Discount rate—unfunded plan	**4.2%**	5.4%	**—**	—
Salary scale	**3.8%**	3.8%	**3.0–3.8%**	3.0–3.8%
Expected return on plan assets	**8.0%**	8.3%	**6.7%**	7.2%

Annually, we undertake a process, with the assistance of our external investment consultants, to evaluate the appropriate projected rates of return to use for our pension plans' assumptions. We engage our investment consultant's research team to develop capital market assumptions for each asset category in our plans to project investment returns into the future. The specific methods used to develop expected return assumptions vary by asset category. We adjust the outcomes for the fact that plan assets are invested with actively managed funds and subject to tactical asset reallocation.

Our pension expense was as follows:

	United States			International		
(millions)	**2012**	2011	2010	**2012**	2011	2010
Service cost	**$ 17.5**	$ 15.1	$ 12.8	**$ 6.8**	$ 6.2	$ 5.6
Interest costs	**31.8**	30.3	29.2	**12.8**	12.5	11.5
Expected return on plan assets	**(37.8)**	(34.1)	(32.0)	**(16.2)**	(15.8)	(13.7)
Amortization of prior service costs	**0.1**	0.1	0.1	**0.4**	0.7	0.3
Recognized net actuarial loss	**18.1**	13.3	11.8	**3.5**	2.2	1.5
Other	**—**	—	—	**—**	0.3	0.1
	$ 29.7	$ 24.7	$ 21.9	**$ 7.3**	$ 6.1	$ 5.3

Rollforward of the benefit obligation, fair value of plan assets and a reconciliation of the pension plans' funded status as of November 30, the measurement date, follows:

	United States		International	
(millions)	**2012**	2011	**2012**	2011
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 588.5**	$ 515.6	**$251.1**	$223.7
Service cost	**17.5**	15.1	**6.8**	6.2
Interest costs	**31.8**	30.3	**12.8**	12.5
Employee contributions	**—**	—	**1.7**	1.7
Plan changes and other	**—**	—	**(0.2)**	1.4
Actuarial loss	**119.5**	47.1	**34.4**	13.6
Benefits paid	**(22.1)**	(19.6)	**(10.2)**	(8.8)
Expenses paid	**—**	—	**(0.7)**	(0.6)
Foreign currency impact	**—**	—	**5.1**	1.4
Benefit obligation at end of year	**$ 735.2**	$ 588.5	**$300.8**	$251.1
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	**$ 400.9**	$ 383.3	**$214.9**	$199.2
Actual return on plan assets	**56.9**	8.1	**17.5**	8.3
Employer contributions	**84.1**	29.1	**20.2**	13.6
Employee contributions	**—**	—	**1.7**	1.7
Benefits paid	**(22.1)**	(19.6)	**(10.2)**	(8.8)
Expenses paid	**—**	—	**(0.7)**	(0.6)
Foreign currency impact	**—**	—	**4.2**	1.5
Fair value of plan assets at end of year	**$ 519.8**	$ 400.9	**$247.6**	$214.9
Funded status	**$(215.4)**	$(187.6)	**$ (53.2)**	$ (36.2)
Pension plans in which accumulated benefit obligation exceeded plan assets				
Accumulated benefit obligation	**$ 660.2**	$ 530.4	**$182.2**	$144.2
Fair value of plan assets	**519.8**	400.9	**154.0**	121.6

Included in the U.S. in the preceding table is a benefit obligation of $87.8 million and $72.4 million for 2012 and 2011, respectively, related to a nonqualified defined benefit plan pursuant to which we will pay supplemental pension benefits to certain key employees upon retirement based upon employees' years of service and compensation. The accrued liability related to this plan was $82.2 million and $67.7 million as of November 30, 2012 and 2011, respectively. The assets related to this plan are held in a rabbi trust and accordingly have not been included in the preceding table. These assets were $63.3 million and $52.1 million as of November 30, 2012 and 2011, respectively.

Amounts recorded in the balance sheet for all defined benefit pension plans consist of the following:

	United States		International	
(millions)	**2012**	2011	**2012**	2011
Prepaid pension cost	**—**	—	**—**	$ 3.0
Accrued pension liability	**$215.4**	$187.6	**$53.2**	39.2
Deferred income tax assets	**128.0**	97.1	**23.9**	16.2
Accumulated other comprehensive loss	**212.5**	161.2	**95.3**	71.6

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligation for the U.S. pension plans was $660.2 million and $530.4 million as of November 30, 2012 and 2011, respectively. The accumulated benefit obligation for the international pension plans was $270.5 million and $225.3 million as of November 30, 2012 and 2011, respectively.

The investment objectives of the defined benefit pension plans are to provide assets to meet the current and future obligations of the plans at a reasonable cost to us. The goal is to optimize the long-term return across the portfolio of investments at a moderate level of risk. Higher-returning assets include mutual, co-mingled and other funds comprised of equity securities, utilizing both active and passive investment styles. These more volatile assets are balanced with less volatile assets, primarily mutual, co-mingled and other funds comprised of fixed income securities. Professional investment firms are engaged to provide advice on the selection and monitoring of investment funds, and to provide advice on the allocation of plan assets across the various fund managers. This advice is based in part on the duration of each plan's liability as some of our plans are active while others are frozen. The investment return performances are evaluated quarterly against specific benchmark indices and against a peer group of funds of the same asset classification.

Our allocations of U.S. pension plan assets as of November 30, 2012 and 2011, by asset category, were as follows:

	Actual		2012
Asset Category	**2012**	2011	Target
Equity securities	**63.4%**	66.2%	70.0%
Fixed income securities	**24.5%**	26.4%	25.0%
Other	**12.1%**	7.4%	5.0%
Total	**100.0%**	100.0%	100.0%

The allocations of the international pension plans' assets as of November 30, 2012 and 2011, by asset category, were as follows:

	Actual		2012
Asset Category	**2012**	2011	Target
Equity securities	**53.9%**	54.8%	53.0%
Fixed income securities	**42.5%**	45.2%	40.0%
Other	**3.6%**	—	7.0%
Total	**100.0%**	100.0%	100.0%

The following tables set forth by level, within the fair value hierarchy as described in note 7, pension plan assets at their fair value as of November 30, 2012 and 2011 for the United States and international plans:

As of November 30, 2012	**United States**			
(millions)	**Total fair value**	**Level 1**	**Level 2**	**Level 3**
Cash and cash equivalent	**$ 36.3**	**$ 36.3**	**—**	**—**
Equity securities:				
U.S. equity securities[a]	**239.1**	**107.3**	**$131.8**	**—**
International equity securities[b]	**90.2**	**90.2**	**—**	**—**
Fixed income securities:				
U.S./government/ corporate bonds[c]	**74.2**	**74.2**	**—**	**—**
High yield bonds[d]	**27.4**	**—**	**27.4**	**—**
International/government/ corporate bonds[e]	**25.1**	**25.1**	**—**	**—**
Insurance contracts[f]	**1.1**	**—**	**1.1**	**—**
Other types of investments:				
Hedge fund of funds[g]	**21.1**	**—**	**—**	**$21.1**
Private equity funds[h]	**5.3**	**—**	**—**	**5.3**
Total investments	**$519.8**	**$333.1**	**$160.3**	**$26.4**

As of November 30, 2012	**International**			
(millions)	**Total fair value**	**Level 1**	**Level 2**	**Level 3**
Cash and cash equivalent	**$ 9.0**	**$ 9.0**	**—**	**—**
International equity securities[b]	**133.4**	**—**	**$133.4**	**—**
Fixed income securities:				
U.S./government/ corporate bonds[c]	**87.4**	**—**	**87.4**	**—**
Insurance contracts[f]	**17.8**	**—**	**17.8**	**—**
Total investments	**$247.6**	**$ 9.0**	**$238.6**	**—**

As of November 30, 2011	United States			
(millions)	Total fair value	Level 1	Level 2	Level 3
Cash and cash equivalent	$ 5.4	$ 5.4	—	—
Equity securities:				
U.S. equity securities[a]	196.3	81.2	$115.1	—
International equity securities[b]	69.1	69.1	—	—
Fixed income securities:				
U.S./government/ corporate bonds[c]	65.2	65.2	—	—
High yield bonds[d]	23.0	—	23.0	—
International/government/ corporate bonds[e]	16.3	16.3	—	—
Insurance contracts[f]	1.0	—	1.0	—
Other types of investments:				
Hedge fund of funds[g]	19.8	—	—	$19.8
Private equity funds[h]	4.8	—	—	4.8
Total investments	$400.9	$237.2	$139.1	$24.6

As of November 30, 2011	International			
(millions)	Total fair value	Level 1	Level 2	Level 3
Cash and cash equivalent	$ 0.1	$ 0.1	—	—
International equity securities[b]	117.8	—	$117.8	—
Fixed income securities:				
U.S./government/ corporate bonds[c]	78.9	—	78.9	—
Insurance contracts[f]	18.1	—	18.1	—
Total investments	$214.9	$ 0.1	$214.8	—

(a) This category comprises equity funds and collective equity trust funds that most closely track the S&P index and other equity indices.
(b) This category comprises international equity funds with varying benchmark indices.
(c) This category comprises funds consisting of U.S. government and U.S. corporate bonds and other fixed income securities. An appropriate benchmark is the Barclays Capital Aggregate Bond Index.
(d) This category comprises funds consisting of real estate related debt securities with an appropriate benchmark of the Barclays Investment Grade CMBS Index.
(e) This category comprises funds consisting of international government/corporate bonds and other fixed income securities with varying benchmark indices.
(f) This category comprises insurance contracts, the majority of which have a guaranteed investment return.
(g) This category comprises hedge fund of funds investing in strategies represented in the HFRI Fund of Funds Index.
(h) This category comprises private equity, venture capital and limited partnerships.

The change in fair value of the plans' Level 3 assets for 2012 is summarized as follows:

(millions)	**Beginning of year**	**Realized gains**	**Unrealized gains**	**Net, purchases and (sales)**	**End of year**
Hedge fund of funds	**$19.8**	**—**	**$0.6**	**$0.7**	**$21.1**
Private equity funds	**4.8**	**$0.1**	**0.1**	**0.3**	**5.3**
Total	**$24.6**	**$0.1**	**$0.7**	**$1.0**	**$26.4**

The change in fair value of the plans' Level 3 assets for 2011 is summarized as follows:

(millions)	Beginning of year	Realized gains	Unrealized gains (losses)	Net, purchases and (sales)	End of year
Hedge fund of funds	$18.9	$0.6	$(0.3)	$0.6	$19.8
Private equity funds	3.2	0.2	0.5	0.9	4.8
Total	$22.1	$0.8	$ 0.2	$1.5	$24.6

The value for the Level 3 hedge fund of funds' assets is determined by an administrator using financial statements of the underlying funds or estimates provided by fund managers. The value for the Level 3 private equity funds' assets is determined by the general partner or the general partner's designee. In addition, for the plans' Level 3 assets we engage an independent advisor to compare the funds' returns to other funds with similar strategies. Each fund is required to have an annual audit by an independent accountant, which is provided to the independent advisor. This provides a basis of comparability relative to similar assets in this category.

Equity securities in the U.S. plan included McCormick stock with a fair value of $29.4 million (0.5 million shares and 5.7% of total U.S. pension plan assets) and $22.2 million (0.5 million shares and 5.6% of total U.S. pension plan assets) at November 30, 2012 and 2011, respectively. Dividends paid on these shares were $0.6 million and $0.5 million in 2012 and in 2011, respectively.

Pension benefit payments in our most significant plans are made from assets of the pension plans. It is anticipated that future benefit payments for the U.S. plans for the next 10 fiscal years will be as follows:

(millions)	United States expected payments
2013	$ 23.4
2014	25.0
2015	26.8
2016	29.5
2017	32.1
2018–2022	196.9

It is anticipated that future benefit payments for the international plans for the next 10 fiscal years will be as follows:

(millions)	International expected payments
2013	$ 8.2
2014	9.5
2015	9.6
2016	10.5
2017	11.8
2018–2022	74.9

U.S. Defined Contribution Retirement Plans

For the U.S. McCormick 401(k) Retirement Plan, we match 100% of a participant's contribution up to the first 3% of the participant's salary, and 50% of the next 2% of the participant's salary. In addition, we make contributions for U.S. employees not covered by the defined benefit plan. Some of our smaller U.S. subsidiaries sponsor separate 401(k) retirement plans. Our contributions charged to expense under all 401(k) retirement plans were $7.4 million, $7.0 million and $6.8 million in 2012, 2011 and 2010, respectively.

At the participant's election, 401(k) retirement plans held 2.6 million shares of McCormick stock, with a fair value of $170.4 million, at November 30, 2012. Dividends paid on these shares in 2012 were $3.4 million.

Postretirement Benefits Other Than Pensions

We currently provide postretirement medical and life insurance benefits to certain U.S. employees who were covered under the active employees' plan and retire after age 55 with at least five years of service. The subsidy provided under these plans is based primarily on age at date of retirement. These benefits are not pre-funded but paid as incurred. Employees hired after December 31, 2008 are not eligible for a company subsidy. They are eligible for coverage on an access-only basis.

Our other postretirement benefit expense follows:

(millions)	**2012**	2011	2010
Service cost	**$ 4.0**	$ 3.8	$ 5.0
Interest costs	**4.9**	4.5	5.0
Amortization of prior service costs	**(4.0)**	(5.9)	(5.5)
Amortization of losses	**—**	0.7	1.3
Special termination benefits	**(0.1)**	0.3	—
Postretirement benefit expense	**$ 4.8**	$ 3.4	$ 5.8

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans' funded status at November 30, the measurement date, follow:

(millions)	**2012**	2011
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 99.3**	$101.8
Service cost	**4.0**	3.8
Interest costs	**4.9**	4.5
Employee contributions	**2.7**	1.8
Medicare prescription subsidy	**0.4**	0.5
Demographic assumptions change	**0.8**	4.1
Other plan assumptions	**(1.0)**	(0.8)
Trend rate assumption change	**(0.2)**	—
Discount rate change	**14.1**	(4.2)
Special termination benefits	**(0.1)**	0.3
Actuarial gain	**(3.5)**	(4.6)
Benefits paid	**(8.6)**	(7.9)
Benefit obligation at end of year	**$112.8**	$ 99.3
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	**—**	—
Employer contributions	**$ 5.5**	$ 5.6
Employee contributions	**2.7**	1.8
Medicare prescription subsidy	**0.4**	0.5
Benefits paid	**(8.6)**	(7.9)
Fair value of plan assets at end of year	**—**	—
Other postretirement benefit liability	**$112.8**	$ 99.3

Estimated future benefit payments (net of employee contributions) for the next 10 fiscal years are as follows:

(millions)	Retiree medical	Retiree life insurance	Total
2013	$ 6.4	$1.2	$ 7.6
2014	6.7	1.2	7.9
2015	7.0	1.2	8.2
2016	7.1	1.2	8.3
2017	7.2	1.3	8.5
2018–2022	37.1	6.5	43.6

The assumed discount rate was 3.8% and 5.2% for 2012 and 2011, respectively.

For 2013, the assumed annual rate of increase in the cost of covered health care benefits is 7.6% (8.4% last year). It is assumed to decrease gradually to 5.0% in the year 2021 (5.0% in 2019 last year) and remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would have an immaterial effect on the benefit obligation and the total of service and interest cost components for 2012.

9. STOCK-BASED COMPENSATION

We have three types of stock-based compensation awards: restricted stock units (RSUs), stock options and company stock awarded as part of our mid-term incentive program (MTIP). Total stock-based compensation expense for 2012, 2011 and 2010 was $20.2 million, $13.0 million and $11.9 million, respectively. Total unrecognized stock-based compensation expense at November 30, 2012 was $13.3 million and the weighted-average period over which this will be recognized is 1.4 years.

For all awards, forfeiture rates are considered in the calculation of compensation expense.

Below we have summarized the key terms and the methods of valuation and expense recognition for each of our stock-based compensation awards.

RSUs

RSUs are valued at the market price of the underlying stock on the date of grant. Substantially all of the RSUs vest over a two-year term or upon retirement. Compensation expense is recorded in the income statement ratably over the shorter of the period until vested or the employee's retirement eligibility date.

A summary of our RSU activity for the years ended November 30 follows:

(shares in thousands)	**2012**		2011		2010	
	Shares	**Weighted-average price**	Shares	Weighted-average price	Shares	Weighted-average price
Beginning of year	**233**	**$43.23**	289	$35.42	353	$32.40
Granted	**113**	**54.30**	133	47.40	177	38.36
Vested	**(147)**	**42.82**	(183)	34.04	(238)	33.15
Forfeited	**(7)**	**47.88**	(6)	40.91	(3)	32.71
Outstanding—end of year	**192**	**$49.65**	233	$43.23	289	$35.42

Stock Options

Stock options are granted with an exercise price equal to the market price of the stock on the date of grant. Substantially all of the options granted vest ratably over a four-year period or upon retirement and are exercisable over a 10-year period. Upon exercise of the option, shares would be issued from our authorized and unissued shares.

The fair value of the options is estimated using a lattice option pricing model which uses the assumptions in the table below. We believe the lattice model provides a better estimated fair value of our options as it uses a range of possible outcomes over an option term and can be adjusted for changes in certain assumptions over time. Expected volatilities are based on the historical performance of our stock. We also use historical data to estimate the timing and amount of option exercises and forfeitures within the valuation model. The expected term of the options is an output of the option pricing model and estimates the period of time that options are expected to remain unexercised. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Compensation expense is calculated based on the fair value of the options on the date of grant. This compensation is recorded in the income statement ratably over the shorter of the period until vested or the employee's retirement eligibility date.

The per share weighted-average fair value for all options granted was $7.17, $7.99 and $6.88 in 2012, 2011 and 2010, respectively. These fair values were computed using the following range of assumptions for our various stock compensation plans for the years ended November 30:

	2012	2011	2010
Risk-free interest rates	**0.1–2.2%**	0.1–3.5%	0.2–3.8%
Dividend yield	**2.3%**	2.4%	2.7%
Expected volatility	**16.5–21.6%**	15.2–22.2%	20.4–24.2%
Expected lives	**6.1 years**	6.4 years	6.2 years

Under our stock option plans, we may issue shares on a net basis at the request of the option holder. This occurs by netting the option cost in shares from the shares exercised.

A summary of our stock option activity for the years ended November 30 follows:

(shares in millions)	**2012**		2011		2010	
	Shares	**Weighted-average exercise price**	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Beginning of year	**6.6**	**$34.98**	7.4	$32.01	11.3	$29.45
Granted	**0.9**	**54.27**	1.0	47.40	1.0	38.39
Exercised	**(2.4)**	**31.43**	(1.7)	29.35	(4.8)	27.25
Forfeited	**—**	**—**	(0.1)	30.08	(0.1)	33.97
End of year	**5.1**	**40.06**	6.6	34.98	7.4	32.01
Exercisable—end of year	**2.7**	**$34.99**	4.2	$32.26	5.2	$30.86

As of November 30, 2012, the intrinsic value (the difference between the exercise price and the market price) for the options outstanding was $123.9 million and for options exercisable was $81.1 million. The total intrinsic value of all options exercised during the years ended November 30, 2012, 2011 and 2010 was $62.8 million, $32.4 million and $63.9 million, respectively. A summary of our stock options outstanding and exercisable at November 30, 2012 follows:

(shares in millions)	Options outstanding			Options exercisable		
Range of exercise price	Shares	Weighted-average remaining life (yrs)	Weighted-average exercise price	Shares	Weighted-average remaining life (yrs)	Weighted-average exercise price
$22.25–$32.75	1.5	3.6	$29.25	1.2	2.9	$29.09
$32.76–$43.25	1.8	5.1	38.05	1.3	4.3	37.94
$43.26–$53.75	0.9	8.3	47.40	0.2	8.3	47.40
$53.76–$64.25	0.9	9.3	54.27	—	—	—
	5.1	6.0	$40.06	2.7	4.0	$34.99

MTIP

In 2011, we restructured our MTIP to deliver awards in a combination of cash and company stock. Prior to 2011, the MTIP was accounted for as a liability plan as the awards were paid out in cash only. The stock compensation portion of the MTIP awards shares of company stock if certain company performance objectives are met at the end of a three-year period. These awards are valued at the market price of the underlying stock on the date of grant. Compensation expense is recorded in the income statement ratably over the three-year period of the program based on the number of shares ultimately expected to be awarded using our estimate of the most likely outcome of achieving the performance objectives.

A summary of the MTIP award activity for the years ended November 30 follows:

(shares in thousands)	2012		2011	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Beginning of the year	120	$44.47	—	—
Granted	120	48.78	120	$ 44.47
Outstanding—end of the year	240	$46.63	120	$44.47

10. INCOME TAXES

The provision for income taxes consists of the following:

(millions)	2012	2011	2010
Income taxes			
Current			
Federal	$ 79.4	$ 76.5	$ 78.0
State	10.1	10.5	10.6
International	26.0	17.6	18.9
	115.5	104.6	107.5
Deferred			
Federal	21.3	32.0	9.4
State	4.0	4.1	2.1
International	(1.0)	1.9	(1.0)
	24.3	38.0	10.5
Total income taxes	$139.8	$142.6	$118.0

The components of income from consolidated operations before income taxes follow:

(millions)	2012	2011	2010
Pretax income			
United States	$366.2	$338.7	$357.4
International	159.9	152.7	105.3
	$526.1	$491.4	$462.7

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

	2012	2011	2010
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	1.7	1.9	1.8
International tax at different effective rates	(6.5)	(7.0)	(4.4)
U.S. tax on remitted and unremitted earnings	(2.0)	0.2	(1.6)
U.S. manufacturing deduction	(1.6)	(1.6)	(1.3)
Changes in prior year tax contingencies	(0.1)	(0.1)	(3.8)
Other, net	0.1	0.6	(0.2)
Total	26.6%	29.0%	25.5%

Deferred tax assets and liabilities are comprised of the following:

(millions)	2012	2011
Deferred tax assets		
Employee benefit liabilities	$165.2	$152.3
Other accrued liabilities	16.3	16.6
Inventory	14.9	14.6
Tax loss and credit carryforwards	49.7	29.9
Other	11.8	11.6
Valuation allowance	(27.5)	(26.6)
	230.4	198.4
Deferred tax liabilities		
Depreciation	48.3	49.9
Intangible assets	158.8	145.3
Other	5.9	7.6
	213.0	202.8
Net deferred tax (liability) asset	$ 17.4	$ (4.4)

At November 30, 2012, our non-U.S. subsidiaries have tax loss carryforwards of $145.9 million, of which $15.0 million are from the excess tax benefits related to stock-based compensation deductions which will increase equity once the benefit is realized through a reduction of income taxes payable. Of these carryforwards, $32.5 million expire through 2015, $39.9 million from 2016 through 2024 and $73.5 million may be carried forward indefinitely.

At November 30, 2012, our non-U.S. subsidiaries have capital loss carryforwards of $6.0 million. All of these carryforwards may be carried forward indefinitely.

At November 30, 2012, we have tax credit carryforwards of $25.0 million, of which $8.0 million expire in 2020, $0.6 million in 2021 and $16.4 million in 2022.

A valuation allowance has been provided to record deferred tax assets at their net realizable value based on a more likely than not criteria. The $0.9 million net increase in the valuation allowance was mainly due to the recognition of a deferred tax asset related to a subsidiary's net operating loss which is now more likely than not to be realized, offset by an additional valuation allowance related to losses generated in other subsidiaries in 2012 which may not be realized in future periods.

U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates where our intention is to reinvest these earnings permanently. Unremitted earnings of such entities were $968.2 million at November 30, 2012.

The total amount of unrecognized tax benefits as of November 30, 2012 and November 30, 2011 were $46.7 million and $33.2 million, respectively. If recognized, $40.0 million of these tax benefits would affect the effective tax rate.

The following table summarizes the activity related to our gross unrecognized tax benefits for the years ended November 30:

(millions)	**2012**	2011	2010
Balance at beginning of year	**$33.2**	$20.7	$31.2
Additions for current year tax positions	**10.6**	10.3	5.1
Additions for prior year tax positions	**3.9**	6.5	3.4
Reductions for prior year tax positions	**—**	(3.1)	(2.6)
Settlements	**—**	—	(0.6)
Statute expirations	**(1.2)**	(1.2)	(15.8)
Foreign currency translation	**0.2**	—	—
Balance at November 30	**$46.7**	$33.2	$20.7

In 2010, the $15.8 million of statute expirations is mainly composed of a $13.9 million reserve reversal that was originally recorded based on uncertainties about the tax aspects of transactions related to the reorganization of our European operations and divestment of certain of our joint ventures.

We record interest and penalties on income taxes in income tax expense. We recognized interest and penalty expense of $1.4 million and $0.6 million for the years ended November 30, 2012 and 2011, respectively, and interest and penalty income of $2.2 million for the year ended November 30, 2010. As of November 30, 2012 and 2011, we had accrued $4.0 million and $1.7 million, respectively, of interest and penalties related to unrecognized tax benefits.

We file income tax returns in the U.S. federal jurisdiction and various state and non-U.S. jurisdictions. The open years subject to tax audits varies depending on the tax jurisdictions. In major jurisdictions, we are no longer subject to income tax audits by taxing authorities for years before 2006.

In 2010, the Internal Revenue Service (IRS) commenced an examination of our U.S. federal income tax return for the 2007 and 2008 tax years. During the course of the examination, we have held discussions with the IRS on certain issues and in October 2012 we received proposed adjustments for these tax years. In November 2012 we deposited $18.8 million with the IRS to stop any potential interest on these proposed adjustments. We believe we have established appropriate deferred taxes or tax accruals under US GAAP for these issues in prior periods. We are also under normal recurring tax audits in several of our major operations outside the U.S. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most likely outcome. We adjust these unrecognized tax benefits, and the related interest, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution would be recognized as a reduction to our effective tax rate in the period of resolution.

11. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of basic and diluted earnings per share for the years ended November 30 follows:

(millions)	**2012**	2011	2010
Average shares outstanding—basic	**132.7**	132.7	132.9
Effect of dilutive securities:			
Stock options/RSUs	**1.6**	1.6	1.8
Average shares outstanding—diluted	**134.3**	134.3	134.7

The following table sets forth the stock options and RSUs for the years ended November 30 which were not considered in our earnings per share calculation since they were antidilutive.

(millions)	**2012**	2011	2010
Antidilutive securities	**0.3**	0.5	0.6

12. CAPITAL STOCK

Holders of Common Stock have full voting rights except that (1) the voting rights of persons who are deemed to own beneficially 10% or more of the outstanding shares of Common Stock are limited to 10% of the votes entitled to be cast by all holders of shares of Common Stock regardless of how many shares in excess of 10% are held by such person; (2) we have the right to redeem any or all shares of stock owned by such person unless such person acquires more than 90% of the outstanding shares of each class of our common stock; and (3) at such time as such person controls more than 50% of the vote entitled to be cast by the holders of outstanding shares of Common Stock, automatically, on a share-for-share basis, all shares of Common Stock Non-Voting will convert into shares of Common Stock.

Holders of Common Stock Non-Voting will vote as a separate class on all matters on which they are entitled to vote. Holders of Common Stock Non-Voting are entitled to vote on reverse mergers and statutory share exchanges where our capital stock is converted into other securities or property, dissolution of the Company and the sale of substantially all of our assets, as well as forward mergers and consolidation of the Company.

13. COMMITMENTS AND CONTINGENCIES

During the normal course of our business, we are occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated. At November 30, 2012 and 2011, no material reserves were recorded. No reserves are established for losses which are only reasonably possible. The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any. However, we believe that the likelihood that any such excess might have a material adverse effect on our financial statements is remote.

14. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Business Segments

We operate in two business segments: consumer and industrial. The consumer and industrial segments manufacture, market and distribute spices, seasoning mixes, condiments and other flavorful products throughout the world. Our consumer segment sells to retail outlets, including grocery, mass merchandise, warehouse clubs, discount and drug stores under the "McCormick" brand and a variety of brands around the world, including "Lawry's", "Zatarain's", "Simply Asia", "Thai Kitchen", "Ducros", "Vahiné", "Schwartz", "Club House", "Kamis" and "Koohinor". Our industrial segment sells to food manufacturers and the foodservice industry both directly and indirectly through distributors.

In each of our segments, we produce and sell many individual products which are similar in composition and nature. With their primary attribute being flavor, we regard the products within each of our segments to be fairly homogenous. It is impracticable to segregate and identify sales and profits for each of these individual product lines.

We measure segment performance based on operating income. Although the segments are managed separately due to their distinct distribution channels and marketing strategies, manufacturing and warehousing are often integrated to maximize cost efficiencies. We do not segregate jointly utilized assets by individual segment for internal reporting, evaluating performance or allocating capital. Therefore, asset-related information has been disclosed in the aggregate.

We have a large number of customers for our products. Sales to one of our consumer business customers, Wal-Mart Stores, Inc., accounted for 11% of consolidated sales in 2012, 2011 and 2010. Sales to one of our industrial business customers, PepsiCo, Inc., accounted for 11% of consolidated sales in 2012 and 2011, and 10% of consolidated sales in 2010.

Accounting policies for measuring segment operating income and assets are consistent with those described in note 1. Because of integrated manufacturing for certain products within the segments, products are not sold from one segment to another but rather inventory is transferred at cost. Inter-segment sales are not material. Corporate assets include cash, deferred taxes, investments and certain fixed assets.

Business Segment Results

(millions)	Consumer	Industrial	Total segments	Corporate & other	Total
2012					
Net sales	**$2,415.3**	**$1,598.9**	**$4,014.2**	**—**	**$4,014.2**
Operating income	**456.1**	**122.2**	**578.3**	**—**	**578.3**
Income from unconsolidated operations	**17.3**	**4.2**	**21.5**	**—**	**21.5**
Goodwill	**1,551.0**	**144.3**	**1,695.3**	**—**	**1,695.3**
Assets	**—**	**—**	**3,912.2**	**$253.2**	**4,165.4**
Capital expenditures	**—**	**—**	**88.8**	**21.5**	**110.3**
Depreciation and amortization	**—**	**—**	**75.1**	**27.7**	**102.8**
2011					
Net sales	$2,199.9	$1,497.7	$3,697.6	—	$3,697.6
Operating income	428.4	111.9	540.3	—	540.3
Income from unconsolidated operations	20.5	4.9	25.4	—	25.4
Goodwill	1,550.7	143.5	1,694.2	—	1,694.2
Assets	—	—	3,895.6	$192.2	4,087.8
Capital expenditures	—	—	74.8	21.9	96.7
Depreciation and amortization	—	—	76.2	22.1	98.3
2010					
Net sales	$1,999.0	$1,337.8	$3,336.8	—	$3,336.8
Operating income	402.4	107.4	509.8	—	509.8
Income from unconsolidated operations	20.2	5.3	25.5	—	25.5
Goodwill	1,273.2	144.2	1,417.4	—	1,417.4
Assets	—	—	3,211.8	$207.9	3,419.7
Capital expenditures	—	—	66.1	22.9	89.0
Depreciation and amortization	—	—	75.4	19.7	95.1

Geographic Areas

We have net sales and long-lived assets in the following geographic areas:

(millions)	United States	EMEA	Other countries	Total
2012				
Net sales	**$2,351.5**	**$860.5**	**$802.2**	**$4,014.2**
Long-lived assets	**1,291.5**	**956.6**	**318.0**	**2,566.1**
2011				
Net sales	$2,220.8	$770.8	$706.0	$3,697.6
Long-lived assets	1,284.1	968.3	314.9	2,567.3
2010				
Net sales	$2,041.3	$681.8	$613.7	$3,336.8
Long-lived assets	1,240.9	690.3	206.7	2,137.9

Long-lived assets include property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization.

15. SUPPLEMENTAL FINANCIAL STATEMENT DATA

Supplemental income statement, balance sheet and cash flow information follows:

(millions)	2012	2011
Inventories		
Finished products	**$ 289.0**	$ 268.8
Raw materials and work-in-process	**326.0**	344.9
	$ 615.0	$ 613.7
Prepaid expenses	**$ 34.6**	$ 17.8
Other current assets	**90.9**	110.5
	$ 125.5	$ 128.3
Property, plant and equipment		
Land and improvements	**$ 43.0**	$ 39.2
Buildings	**324.9**	306.9
Machinery and equipment	**638.1**	620.6
Software	**275.4**	257.0
Construction-in-progress	**51.7**	45.5
Accumulated depreciation	**(785.8)**	(746.1)
	$ 547.3	$ 523.1
Investments and other assets		
Investments in affiliates	**$ 141.7**	$ 130.5
Long-term investments	**86.1**	71.4
Prepaid allowances	**28.4**	36.0
Other assets	**57.7**	59.7
	$ 313.9	$ 297.6
Other accrued liabilities		
Payroll and employee benefits	**$ 127.6**	$ 135.5
Sales allowances	**118.0**	128.1
Other	**173.6**	140.7
	$ 419.2	$ 404.3
Other long-term liabilities		
Pension	**$ 263.4**	$ 223.8
Postretirement benefits	**105.5**	91.0
Deferred taxes	**56.8**	71.5
Income taxes payable	**41.3**	34.9
Other	**31.4**	25.1
	$ 498.4	$ 446.3

(millions)	2012	2011	2010
Depreciation	**$ 63.6**	$ 58.1	$ 54.0
Software amortization	**23.7**	24.4	25.0
Interest paid	**54.7**	49.6	49.3
Income taxes paid	**103.3**	103.5	83.2

(millions)	2012	2011
Accumulated other comprehensive loss, net of tax where applicable		
Foreign currency translation adjustment	**$ 166.3**	$ 180.9
Unrealized gain (loss) on foreign currency exchange contracts	**(1.6)**	1.1
Unamortized value of settled interest rate swaps	**(4.1)**	(5.0)
Pension and other postretirement costs	**(320.5)**	(236.0)
	$(159.9)	$ (59.0)

Dividends paid per share were $1.24 in 2012, $1.12 in 2011 and $1.04 in 2010.

16. SELECTED QUARTERLY DATA (UNAUDITED)

(millions except per share data)	First	Second	Third	Fourth
2012				
Net sales	**$906.7**	**$984.0**	**$977.7**	**$1,145.8**
Gross profit	**355.3**	**388.4**	**391.7**	**482.4**
Operating income	**112.5**	**121.3**	**144.2**	**200.2**
Net income	**74.5**	**80.4**	**104.4**	**148.5**
Basic earnings per share	**0.56**	**0.61**	**0.79**	**1.12**
Diluted earnings per share	**0.55**	**0.60**	**0.78**	**1.11**
Dividends paid per share—				
Common Stock and				
Common Stock Non-Voting	**0.31**	**0.31**	**0.31**	**0.31**
Market price—Common Stock				
High	**51.91**	**57.26**	**61.45**	**66.00**
Low	**48.52**	**50.57**	**55.08**	**61.01**
Market price—Common Stock				
Non-Voting				
High	**52.07**	**57.40**	**61.69**	**66.37**
Low	**48.54**	**50.43**	**55.18**	**61.20**
2011				
Net sales	$782.8	$883.7	$920.4	$1,110.7
Gross profit	328.2	350.7	364.5	479.1
Operating income	110.6	109.3	128.4	192.0
Net income	76.8	73.6	92.0	131.7
Basic earnings per share	0.58	0.56	0.69	0.99
Diluted earnings per share	0.57	0.55	0.69	0.98
Dividends paid per share—				
Common Stock and				
Common Stock Non-Voting	0.28	0.28	0.28	0.28
Market price—Common Stock				
High	47.50	50.21	50.85	49.85
Low	44.30	47.10	44.00	45.05
Market price—Common Stock				
Non-Voting				
High	47.71	50.50	51.00	50.03
Low	44.20	46.96	43.98	44.93

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Management's report on our internal control over financial reporting and the report of our Independent Registered Public Accounting Firm on internal control over financial reporting are included in our 2012 financial statements in Item 8 of this Report under the captions entitled "Report of Management" and "Report of Independent Registered Public Accounting Firm." No change occurred in our "internal control over financial reporting" (as defined in Rule 13a-15(f)) during our last fiscal quarter which has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information responsive to this item is set forth in the sections titled "Corporate Governance," "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2013 Proxy Statement, incorporated by reference herein, to be filed within 120 days after the end of our fiscal year.

In addition to the executive officers described in the 2012 Proxy Statement incorporated by reference in this Item 10 of this Report, the following individuals are also executive officers of McCormick: W. Geoffrey Carpenter, Kenneth A. Kelly, Jr. and Cecile K. Perich.

Mr. Carpenter is 60 years old and, during the last five years, has held the following positions with McCormick: December 2008 to present—Vice President, General Counsel & Secretary; April 1996 to December 2008—Associate General Counsel & Assistant Secretary.

Mr. Kelly is 58 years old and, during the last five years, has held the following positions with McCormick: April 2008 to present—Senior Vice President & Corporate Controller; February 2000 to April 2008—Vice President & Corporate Controller.

Ms. Perich is 61 years old and, during the last five years, has held the following positions with McCormick: April 2010 to present—Senior Vice President—Human Relations; January 2007 to April 2010—Vice President—Human Relations; January 1997 to January 2007—Vice President—Human Relations, U.S. Industrial Group.

We have adopted a code of ethics that applies to all employees, including our principal executive officer, principal financial officer, principal accounting officer, and our Board of Directors. A copy of the code of ethics is available on our internet website at www.mccormickcorporation.com. We will satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any material amendment to our code of ethics, and any waiver from a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, by posting such information on our website at the internet website address set forth above.

ITEM 11. EXECUTIVE COMPENSATION

Information responsive to this item is incorporated herein by reference to the sections titled "Compensation of Directors," "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards," "Narrative to the Summary Compensation Table," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested in Last Fiscal Year," "Pension Benefits," "Non-Qualified Deferred Compensation," "Potential Payments Upon Termination or Change in Control," "Compensation Committee Interlocks and Insider Participation" and "Equity Compensation Plan Information" in the 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information responsive to this item is incorporated herein by reference to the sections titled "Principal Stockholders," "Election of Directors" and "Equity Compensation Plan Information" in the 2013 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this item is incorporated herein by reference to the section entitled "Corporate Governance" in the 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information responsive to this item is incorporated herein by reference to the section titled "Report of Audit Committee and Fees of Independent Registered Public Accounting Firm" in the 2013 Proxy Statement.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

List of documents filed as part of this Report.

1. Consolidated Financial Statements

The Consolidated Financial Statements for McCormick & Company, Incorporated and related notes, together with the Report of Management, and the Report of Ernst & Young LLP dated January 25, 2013, are included herein in Part II, Item 8.

2. Consolidated Financial Statement Schedule

Supplemental Financial Schedule:

II—Valuation and Qualifying Accounts

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.

3. Exhibits required to be filed by Item 601 of Regulation S-K

The information called for by this item is incorporated herein by reference from the Exhibit Index included in this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, McCormick has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

McCORMICK & COMPANY, INCORPORATED

By:	/s/ ALAN D. WILSON Alan D. Wilson	Chairman, President & Chief Executive Officer	January 25, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of McCormick and in the capacities and on the dates indicated.

Principal Executive Officer:

By:	/s/ ALAN D. WILSON Alan D. Wilson	Chairman, President & Chief Executive Officer	January 25, 2013

Principal Financial Officer:

By:	/s/ GORDON M. STETZ, JR. Gordon M. Stetz, Jr.	Executive Vice President & Chief Financial Officer	January 25, 2013

Principal Accounting Officer:

By:	/s/ KENNETH A. KELLY, JR. Kenneth A. Kelly, Jr.	Senior Vice President & Controller	January 25, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, being a majority of the Board of Directors of McCormick & Company, Incorporated, on the date indicated:

THE BOARD OF DIRECTORS:	DATE:
/s/ JOHN P. BILBREY John P. Bilbrey	January 25, 2013
/s/ JAMES T. BRADY James T. Brady	January 25, 2013
/s/ J. MICHAEL FITZPATRICK J. Michael Fitzpatrick	January 25, 2013
/s/ FREEMAN A. HRABOWSKI, III Freeman A. Hrabowski, III	January 25, 2013
/s/ PATRICIA LITTLE Patricia Little	January 25, 2013
/s/ MICHAEL D. MANGAN Michael D. Mangan	January 25, 2013
/s/ MARGARET M.V. PRESTON Margaret M.V. Preston	January 25, 2013
/s/ GEORGE A. ROCHE George A. Roche	January 25, 2013
/s/ GORDON M. STETZ, JR. Gordon M. Stetz, Jr.	January 25, 2013
/s/ WILLIAM E. STEVENS William E. Stevens	January 25, 2013
/s/ JACQUES TAPIERO Jacques Tapiero	January 25, 2013
/s/ ALAN D. WILSON Alan D. Wilson	January 25, 2013

Supplemental Financial Schedule II Consolidated

McCORMICK & COMPANY, INCORPORATED
VALUATION AND QUALIFYING ACCOUNTS
(IN MILLIONS)

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Deducted from asset accounts:					
Year ended November 30, 2012:					
Allowance for doubtful receivables	**$ 4.5**	**$0.7**	**—**	**$(1.2)**	**$ 4.0**
Valuation allowance on net deferred tax assets	**26.6**	**2.3**	**$ 0.8**	**(2.2)**	**27.5**
	$31.1	**$3.0**	**$ 0.8**	**$(3.4)**	**$31.5**
Deducted from asset accounts:					
Year ended November 30, 2011:					
Allowance for doubtful receivables	$ 2.9	$1.1	$ 1.7	$(1.2)	$ 4.5
Valuation allowance on net deferred tax assets	22.9	5.2	0.9	(2.4)	26.6
	$25.8	$6.3	$ 2.6	$(3.6)	$31.1
Deducted from asset accounts:					
Year ended November 30, 2010:					
Allowance for doubtful receivables	$ 4.5	—	$(0.2)	$(1.4)	$ 2.9
Valuation allowance on net deferred tax assets	20.5	$4.7	(1.8)	(0.5)	22.9
	$25.0	$4.7	$(2.0)	$(1.9)	$25.8

EXHIBIT INDEX

The following exhibits are attached or incorporated herein by reference:

		Exhibit Number	Description
(3)	(i)	Articles of Incorporation and By-Laws	
		Restatement of Charter of McCormick & Company, Incorporated dated April 16, 1990	Incorporated by reference from Exhibit 4 of Registration Form S-8, Registration No. 33-39582 as filed with the Securities and Exchange Commission on March 25, 1991.
		Articles of Amendment to Charter of McCormick & Company, Incorporated dated April 1, 1992	Incorporated by reference from Exhibit 4 of Registration Form S-8, Registration Statement No. 33-59842 as filed with the Securities and Exchange Commission on March 19, 1993.
		Articles of Amendment to Charter of McCormick & Company, Incorporated dated March 27, 2003	Incorporated by reference from Exhibit 4 of Registration Form S-8, Registration Statement No. 333-104084 as filed with the Securities and Exchange Commission on March 28, 2003.
	(ii)	By-Laws	
		By-Laws of McCormick & Company, Incorporated Amended and Restated on June 26, 2012	Incorporated by reference from Exhibit 3(ii) of McCormick's Form 10-Q for the quarter ended May 31, 2012, File No. 1-14920, as filed with the Securities and Exchange Commission on July 2, 2012.

(4) Instruments defining the rights of security holders, including indentures

(i) See Exhibit 3 (Restatement of Charter and By-Laws)

(ii) Summary of Certain Exchange Rights, incorporated by reference from Exhibit 4.1 of McCormick's Form 10-Q for the quarter ended August 31, 2001, File No. 0-748, as filed with the Securities and Exchange Commission on October 12, 2001.

(iii) Indenture dated December 5, 2000 between McCormick and SunTrust Bank, incorporated by reference from Exhibit 4(iii) of McCormick's Form 10-Q for the quarter ended August 31, 2003, File No. 1-14920, as filed with the Securities and Exchange Commission on October 14, 2003.

(iv) Indenture dated December 7, 2007 between McCormick and The Bank of New York, incorporated by reference from Exhibit 4.1 of McCormick's Form 8-K dated December 4, 2007, File No. 0-748, as filed with the Securities and Exchange Commission on December 10, 2007.

(v) Indenture dated July 8, 2011 between McCormick and U.S. Bank National Association, incorporated by reference from Exhibit 4.1 of McCormick's Form 8-K dated July 5, 2011, File No. 1-14920, as filed with the Securities and Exchange Commission on July 8, 2011.

(vi) Form of 5.20% notes due 2015, incorporated by reference from Exhibit 4.2 of McCormick's Form 8-K dated December 1, 2005, File No. 0-748, as filed with the Securities and Exchange Commission on December 6, 2005.

(vii) Form of 5.75% notes due 2017, incorporated by reference from Exhibit 4.2 of McCormick's Form 8-K dated December 4, 2007, File No. 0-748, as filed with the Securities and Exchange Commission on December 10, 2007.

(viii) Form of 5.25% notes due 2013 (issued pursuant to an Indenture between McCormick and The Bank of New York Mellon, formerly known as The Bank of New York, as trustee, a copy of which was filed with the Securities and Exchange Commission as Exhibit 4.1 to McCormick's Form 8-K on December 10, 2007, File No. 0-748), incorporated by reference from Exhibit 4.1 of McCormick's Form 8-K dated September 3, 2008, File No. 1-14920, as filed with the Securities and Exchange Commission on September 4, 2008.

(ix) Form of 3.90% notes due 2021, incorporated by reference from Exhibit 4.2 of McCormick's Form 8-K dated July 5, 2011, File No. 1-14920, as filed with the Securities and Exchange Commission on July 8, 2011.

(10) Material contracts

(i) McCormick's supplemental pension plan for certain senior and executive officers, amended and restated with an effective date of January 1, 2005, adopted by the Compensation Committee of the Board of Directors on November 28, 2008, which agreement is incorporated by reference from Exhibit 10(i) of McCormick's 10-K for the fiscal year ended November 30, 2009, File No. 1-14920, as filed with the Securities and Exchange Commission on January 28, 2010.*

(ii) The 2001 Stock Option Plan, in which officers and certain other management employees participate, is set forth on pages 33 through 36 of McCormick's definitive Proxy Statement dated February 15, 2001, File No. 1-14920, as filed with the Securities and Exchange Commission on February 14, 2001, and incorporated by reference herein.*

Exhibit Number		Description
(iii)	2004 Long-Term Incentive Plan, in which officers and certain other management employees participate, is set forth in Exhibit A of McCormick's definitive Proxy Statement dated February 17, 2004, File No. 1-14920, as filed with the Securities and Exchange Commission on February 17, 2004, and incorporated by reference herein.*	
(iv)	1999 Directors' Non-Qualified Stock Option Plan, provided to members of McCormick's Board of Directors who are not also employees of McCormick, is set forth in Exhibit A of McCormick's definitive Proxy Statement dated February 16, 1999, File No. 0-748, as filed with the Securities and Exchange Commission on February 16, 1999, and incorporated by reference herein.*	
(v)	2004 Directors' Non-Qualified Stock Option Plan, provided to members of McCormick's Board of Directors who are not also employees of McCormick, is set forth in Exhibit B of McCormick's definitive Proxy Statement dated February 17, 2004, File No. 1-14920, as filed with the Securities and Exchange Commission on February 17, 2004, and incorporated by reference herein.*	
(vi)	Directors' Share Ownership Program, provided to members of McCormick's Board of Directors who are not also employees of McCormick, is set forth on page 28 of McCormick's definitive Proxy Statement dated February 17, 2004, File No. 1-14920, as filed with the Securities and Exchange Commission on February 17, 2004, and incorporated by reference herein.*	
(vii)	Deferred Compensation Plan, as restated on January 1, 2000, and amended on August 29, 2000, September 5, 2000 and May 16, 2003, in which directors, officers and certain other management employees participate, a copy of which Plan document and amendments was attached as Exhibit 10(viii) of McCormick's Form 10-Q for the quarter ended August 31, 2003, File No. 1-14920, as filed with the Securities and Exchange Commission on October 14, 2003, and incorporated by reference herein.*	
(viii)	2005 Deferred Compensation Plan, amended and restated with an effective date of January 1, 2005, in which directors, officers and certain other management employees participate, which agreement is incorporated by reference from Exhibit 4.1 of McCormick's Form S-8, Registration No. 333-155775, as filed with the Securities and Exchange Commission on November 28, 2008.*	
(ix)	The 2007 Omnibus Incentive Plan, in which directors, officers and certain other management employees participate, is set forth in Exhibit A of McCormick's definitive Proxy Statement dated February 20, 2008, File No. 1-14920, as filed with the Securities and Exchange Commission on February 20, 2008, and incorporated by reference herein, as amended by Amendment No. 1 thereto, which Amendment is incorporated by reference from Exhibit 10(xi) of McCormick's 10-K for the fiscal year ended November 30, 2008, File No. 1-14920, as filed with the Securities and Exchange Commission on January 28, 2009.*	
(21)	Subsidiaries of McCormick	Filed herewith
(23)	Consents of experts and counsel	Filed herewith
(31)	Rule 13a-14(a)/15d-14(a) Certifications	Filed herewith
(32)	Section 1350 Certifications	Filed herewith
(101)	The following financial information from the Annual Report on Form 10-K of McCormick for the year ended November 30, 2012, furnished electronically herewith, and formatted in XBRL (Extensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets; (ii) Condensed Consolidated Statements of Income; (iii) Condensed Consolidated Statement of Stockholders' Equity and Comprehensive Income; (iv) Condensed Consolidated Statements of Cash Flows; and (v) Notes to the Condensed Consolidated Financial Statements.	

* Management contract or compensatory plan or arrangement.

McCormick hereby undertakes to furnish to the Securities and Exchange Commission, upon its request, copies of additional instruments of McCormick with respect to long-term debt that involve an amount of securities that do not exceed 10 percent of the total assets of McCormick and its subsidiaries on a consolidated basis, pursuant to Regulation S-K, Item 601(b)(4)(iii)(A).

END OF ANNUAL REPORT

ON FORM 10-K

INVESTOR INFORMATION

World Headquarters
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152-6000
U.S.A.
(410) 771-7301
www.mccormickcorporation.com

Stock Listing
New York Stock Exchange
Symbol: MKC

Anticipated Dividend Dates—2013

Record Date	Payment Date
4/15/13	4/29/13
7/08/13	7/22/13
10/07/13	10/21/13
12/31/13	1/14/14

McCormick has paid dividends every year since 1925.

Independent Registered Public Accounting Firm
Ernst & Young LLP
621 East Pratt Street
Baltimore, MD 21202

Investor Inquiries
Our investor website, ir.mccormick.com, contains our annual reports, Securities & Exchange Commission (SEC) filings, press releases, webcasts, corporate governance principles and other information.

To obtain **without cost** a copy of the annual report filed with the SEC on Form 10-K or for general questions about McCormick or the information in our annual or quarterly reports, contact Investor Relations at the world headquarters address, investor website or telephone:

Report ordering:
Proxy materials: (800) 579-1639
Other materials: (800) 424-5855, (410) 771-7537
or ir.mccormick.com

Investor and securities analysts' inquiries:
(410) 771-7244


MIX
Paper from
responsible sources
FSC
www.fsc.org
FSC® C018187

Investor Services Plan (Dividend Reinvestment and Direct Purchase Plan)
We offer an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock, place stock certificates into safekeeping and sell shares. Individuals who are not current shareholders may purchase their initial shares directly through the Plan. All transactions are subject to the limitations set forth in the Plan prospectus, which may be obtained by contacting our transfer agent.

Registered Shareholder Inquiries
For questions on your account, statements, dividend payments, reinvestment and direct deposit, and for address changes, lost certificates, stock transfers, ownership changes or other administrative matters, contact our transfer agent.

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
(877) 778-6784 or (651) 450-4064
www.shareowneronline.com

Annual Meeting
The annual meeting of shareholders will be held at 10 a.m., Wednesday, April 3, 2013, at **Martin's Valley Mansion, 594 Cranbrook Road, Hunt Valley, MD 21030.**

Electronic Delivery of Annual Report and Proxy Statement
If you would like to receive next year's annual report and proxy statement electronically, you may enroll on the website below:
http://enroll.icsdelivery.com/mkc

Trademarks
Use of ® or ™ in this annual report indicates trademarks including those owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Connect with McCormick:


You
Tube

The kitchen has always been at the center of the home—and now that center is wired. Younger consumers now learn more about food and recipes on-line than from cookbooks. Recipe views on McCormick.com were up 30% in 2012 from the prior year. Across brands, our facebook fan base is 1.5 million and growing. And in 2012, the explosion of photo-sharing and interest-based sites, like Pinterest and Instagram, led us to establish our brands on these platforms, helping us to speak to our audiences visually and enabling them to feel more connected to us.

Digital marketing offers a very personal way for McCormick to interact with consumers. We are driving consumer engagement and purchases at every stage of the "flavor lifecycle"—from inspiration to celebration.

2012 MEMBERS OF OUR MULTIPLE MANAGEMENT BOARD IN EL SALVADOR



Multiple Management at McCormick

As a pioneer in participative management, McCormick established a Multiple Management philosophy that is the cornerstone of our culture and continues to be a driving force in our growth as a global industry leader.

Begun in 1932, Multiple Management is part professional development program and part business improvement process. Multiple Management Boards engage our employees in action-learning projects in which they bring their innovative ideas, take part in decision-making and implement plans to grow the business. Multiple Management offers an environment for employees to develop core skills crucial for career development including project management, communication, research, critical analysis and leadership. Concurrently, the Boards offer a pipeline of impactful recommendations that improve the business. There are 13 Multiple Management Boards at various global McCormick locations, three regional Boards and one global Board.

One former Multiple Management participant said, "The philosophy of Multiple Management created a spirit which has become our inner strength. It augments and transcends goals, strategies and business plans." Multiple Management embodies the McCormick credo of The Power of People.


MMB
ANNIVERSARY
2012
80th


McCORMICK

McCormick Brings Passion to Flavor™

McCormick & Company, Incorporated
18 Loveton Circle, Sparks, Maryland 21152-6000 U.S.A.
410-771-7301 www.mccormickcorporation.com